Exhibit 99.2

EXECUTION VERSION

GOLDEN STAR RESOURCES LTD.

and

THE BANK OF NEW YORK MELLON

as Trustee

INDENTURE

Dated as of August 3, 2016

7.0% Convertible Senior Notes due 2021

i

2.18	SPECIAL TRANSFER PROVISIONS	17
2.19	RESTRICTIVE LEGENDS	19
2.20	ADDITIONAL SECURITIES	19

ARTICLE III REDEMPTION AND PURCHASE		20

3.01	RIGHTS OF REDEMPTION AND PURCHASE	20
3.02	NOTICES TO TRUSTEE	21
3.03	SELECTION OF SECURITIES TO BE REDEEMED	22
3.04	NOTICE OF REDEMPTION	22
3.05	EFFECT OF NOTICE OF REDEMPTION	23
3.06	DEPOSIT OF REDEMPTION PRICE	24
3.07	SECURITIES REDEEMED IN PART	24
3.08	TAX REDEMPTION	24
3.09	OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE	26

ARTICLE IV COVENANTS		30

4.01	PAYMENT OF SECURITIES	30
4.02	MAINTENANCE OF OFFICE OR AGENCY	31
4.03	RULE 144A INFORMATION AND SEC REPORTS	32
4.04	COMPLIANCE CERTIFICATE	34
4.05	STAY, EXECUTION AND USURY LAWS	34
4.06	CORPORATE EXISTENCE	34
4.07	NOTICE OF DEFAULT	35
4.08	LIMITATION OF SUBSIDIARY INDEBTEDNESS AND GUARANTEES	35
4.09	PAYMENT OF ADDITIONAL AMOUNTS	35
4.10	TAX MATTERS	37

ARTICLE V SUCCESSORS		37

5.01	WHEN COMPANY MAY MERGE, ETC.	37
5.02	SUCCESSOR SUBSTITUTED	38

ARTICLE VI DEFAULTS AND REMEDIES		39

6.01	EVENTS OF DEFAULT	39
6.02	ACCELERATION	42
6.03	OTHER REMEDIES	43
6.04	WAIVER OF PAST DEFAULTS	43
6.05	CONTROL BY MAJORITY	43
6.06	LIMITATION ON SUITS	43
6.07	RIGHTS OF HOLDERS TO RECEIVE PAYMENT OR TO CONVERT THEIR SECURITIES	44
6.08	COLLECTION SUIT BY TRUSTEE	44
6.09	TRUSTEE MAY FILE PROOFS OF CLAIM	44
6.10	PRIORITIES	45
6.11	UNDERTAKING FOR COSTS	45

ARTICLE VII TRUSTEE		45

7.01	DUTIES OF TRUSTEE	45
7.02	RIGHTS OF TRUSTEE	46
7.03	INDIVIDUAL RIGHTS OF TRUSTEE	49
7.04	DISCLAIMER OF THE TRUSTEE	49
7.05	NOTICE OF DEFAULTS	49
7.06	COMPENSATION AND INDEMNITY	49
7.07	REPLACEMENT OF TRUSTEE	50
7.08	SUCCESSOR TRUSTEE BY MERGER, ETC.	51
7.09	ELIGIBILITY; DISQUALIFICATION	51

7.10	PREFERENTIAL COLLECTION OF CLAIMS AGAINST COMPANY	51

ARTICLE VIII DISCHARGE OF INDENTURE		51

8.01	TERMINATION OF THE OBLIGATIONS OF THE COMPANY	51
8.02	APPLICATION OF TRUST MONEY	52
8.03	REPAYMENT TO COMPANY	52
8.04	REINSTATEMENT	52

ARTICLE IX AMENDMENTS		53

9.01	WITHOUT CONSENT OF HOLDERS	53
9.02	WITH CONSENT OF HOLDERS	54
9.03	NOTICE TO HOLDERS	55
9.04	REVOCATION AND EFFECT OF CONSENTS	55
9.05	NOTATION ON OR EXCHANGE OF SECURITIES	56
9.06	TRUSTEE PROTECTED	56
9.07	EFFECT OF SUPPLEMENTAL INDENTURES	56

ARTICLE X CONVERSION		56

10.01	CONVERSION PRIVILEGE; RESTRICTIVE LEGENDS	56
10.02	CONVERSION PROCEDURE AND PAYMENT UPON CONVERSION	57
10.03	TAXES ON CONVERSION	60
10.04	COMPANY TO PROVIDE COMMON SHARES	60
10.05	ADJUSTMENT OF CONVERSION RATE	61
10.06	NO ADJUSTMENT	69
10.07	OTHER ADJUSTMENTS	70
10.08	ADJUSTMENTS FOR TAX PURPOSES	71
10.09	NOTICE OF ADJUSTMENT	71
10.10	NOTICE OF CERTAIN TRANSACTIONS	71

10.11	EFFECT OF RECLASSIFICATIONS, CONSOLIDATIONS, MERGERS, BINDING SHARE EXCHANGES OR SALES ON CONVERSION PRIVILEGE	71
10.12	TRUSTEE’S DISCLAIMER	74
10.13	RIGHTS DISTRIBUTIONS PURSUANT TO SHAREHOLDERS’ RIGHTS PLANS	74
10.14	INCREASED CONVERSION RATE APPLICABLE TO CERTAIN SECURITIES SURRENDERED IN CONNECTION WITH MAKE-WHOLE FUNDAMENTAL CHANGES	74
10.15	CONVERSION MAKE-WHOLE PAYMENT	77

ARTICLE XI MISCELLANEOUS		78

11.01	NOTICES	78
11.02	COMMUNICATION BY HOLDERS WITH OTHER HOLDERS	80
11.03	CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT	80
11.04	STATEMENTS REQUIRED IN CERTIFICATE OR OPINION	80
11.05	RULES BY TRUSTEE AND AGENTS	81
11.06	LEGAL HOLIDAYS	81
11.07	DUPLICATE ORIGINALS	81
11.08	GOVERNING LAW	81
11.09	SUBMISSION TO JURISDICTION	81
11.10	JUDGMENT CURRENCY	82
11.11	NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS	82
11.12	SUCCESSORS	82
11.13	SEPARABILITY	83
11.14	TABLE OF CONTENTS, HEADINGS, ETC.	83
11.15	CALCULATIONS IN RESPECT OF THE SECURITIES	83
11.16	NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS	83

v

11.17	WAIVER OF JURY TRIAL	83
11.18	WITHHOLDING	84
11.19	PATRIOT ACT	84

Exhibit A	-	Form of Global Security
Exhibit B-1	-	Form of Legend for Global Security
Exhibit B-2	-	Form of Private Placement Legend
Exhibit B-3	-	Form of Canadian Legend
Exhibit C	-	Form of Notice of Transfer Pursuant to Registration Statement
Exhibit D	-	Form of Certificate to be Delivered in Connection with Transfers Pursuant to Regulation S
Exhibit E	-	Form of Certificate to be Delivered in Connection with Transfers to U.S. Persons

INDENTURE (the “Indenture”), dated as of August 3, 2016, between Golden Star Resources Ltd., a Canadian corporation (the “Company”), and The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York, as trustee (the “Trustee”), Registrar, Paying Agent and Conversion Agent.

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company’s 7.0% Convertible Senior Notes due 2021 (the “Securities”).

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

1.01                        DEFINITIONS.

“Affiliate” means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company.  For this purpose, “control” shall mean the power to direct the management and policies of a person through the ownership of securities, by contract or otherwise.

“Board of Directors” means the Board of Directors of the Company or any committee thereof authorized to act for it hereunder.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means any weekday that is not a day on which banking institutions in the City of New York or the City of Toronto, Ontario are authorized or obligated to close.

“Canadian Legend” means a legend labeled as such as set forth in Exhibit B-3 hereto.

“close of business” means 5:00 p.m. New York City time.

“Closing Sale Price” means the price of a Common Share on the relevant date, determined (a) on the basis of the closing sale price per Common Share (or if no closing sale price per Common Share is reported, the average of the bid and ask prices per Common Share or, if more than one in either case, the average of the average bid and the average ask prices per Common Share) on such date on the NYSE MKT; or (b) if the Common Shares are not listed on the NYSE MKT, on the principal U.S. national or other securities exchange or market (including a non-U.S. exchange or market) on which the Common Shares are then listed or admitted for trading. In the absence of a quotation, the Closing Sale Price shall be such price as the Company shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arm’s-length transaction, for a Common Share.

“Common Share” means a common share of the Company, or such other unit of Share Capital of the Company into which the Company’s common shares are reclassified or changed.

“Company” means the party named as such above until a successor replaces it pursuant to the applicable provision of Article V hereof and thereafter means the successor.  The foregoing sentence shall likewise apply to any such successor or subsequent successor.

“Company Order” means a written request or order signed on behalf of the Company by any one Officer.

“Conversion Date” means, with respect to a Security to be converted in accordance with Article X, the date on which the Holder of such Security satisfies all the requirements for such conversion set forth in Article X and in paragraph 10 of the Securities; provided, however, that if such date is not a Trading Day, then the Conversion Date shall be deemed to be the next day that is a Trading Day.

“Conversion Price” means, as of any date of determination, the dollar amount derived by dividing one thousand dollars ($1,000) by the Conversion Rate in effect on such date.

“Conversion Rate” shall initially be 1,111.1111 Common Shares per $1,000 principal amount of Securities, subject to adjustment as provided in Article X.

“Corporate Trust Office” shall mean with respect to the Trustee, 101 Barclay Street, Floor 7-East, New York, New York 10286, Attention: Global Corporate Trust; or any other address that the Trustee may designate with respect to itself from time to time by notice to the Company and the Securityholders.

“Daily VWAP” means, for any Trading Day, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GSS <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one Common Share on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Depository” means DTC or such other depository institution hereinafter appointed by the Company pursuant to the terms of this Indenture.

“DTC” means The Depository Trust Company, its nominees and successors.

“effective date” as used in this Indenture, other than in Section 10.14, means the first date on which the Common Shares trade the regular way on the NYSE MKT (or if the Common Shares are not then listed on the NYSE MKT, on the principal U.S. national or other securities exchange or market (including a non-U.S. exchange or market) on which the Common Shares are then listed or admitted for trading), regular way, reflecting the relevant share split or share combination, as applicable.

“Ex Date” means the first date on which the Common Shares trade on the NYSE MKT (or if the Common Shares are not then listed on the NYSE MKT, on the principal U.S. national or other securities exchange or market (including a non-U.S. exchange or market) on which the Common Shares are then listed or admitted for trading), regular way, without the right to receive the issuance, dividend or distribution in question from the Company or, if applicable, from the seller of the Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Exchange Securities” means Securities issued in exchange for an equal principal amount of the Company’s 5% convertible senior unsecured debentures due June 1, 2017 on the date hereof.

A “Fundamental Change” will be deemed to have occurred if any of the following occurs after the time the Securities are originally issued:

(1)                                 any “person” or “group” within the meaning of Section 13(d) under the Exchange Act is or becomes the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of shares of the Company’s common equity representing more than 50% of the total voting power of all outstanding classes of the Company’s common equity entitled to vote generally in elections of directors of the Company, or has the power, directly or indirectly, to elect a majority of the members of the Company’s Board of Directors; provided, however, that a person shall not be deemed a beneficial owner of, or to own beneficially, (x) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person’s Affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (y) any securities if such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (ii) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act;

(2)                                 the consummation of (A) any share exchange, consolidation, amalgamation or merger of the Company pursuant to which Common Shares will be converted into cash, securities or other property; or (B) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Subsidiaries; provided, that a transaction described in clause (A) above pursuant to which the persons that “beneficially owned”, directly or indirectly, shares of the Company’s voting stock immediately prior to such transaction “beneficially own”, directly or indirectly, shares of the Company’s voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee Person and such holders’ proportional voting power immediately after such transaction vis-à-vis each other with respect to the securities they receive in such transaction will be in substantially the same proportions as their respective voting power vis-à-vis each other immediately prior to such transaction will not constitute a “Fundamental Change”; or

(3)                                 the holders of Company’s Share Capital approve any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with this Indenture).

However, notwithstanding the foregoing, a “Fundamental Change” will not be deemed to have occurred if at least 90% of the consideration paid for Common Shares in a transaction or transactions described under clause (2) above, excluding cash payments for any fractional shares and cash payments made pursuant to dissenters’ appraisal rights, consists of shares of common equity traded on a U.S. national securities exchange or the TSX (or a successor thereto), or will be so traded promptly after such transaction, and, as a result therefrom, such consideration becomes the Reference Property for the Securities.

“Guarantee” means, with respect to any specified person, any obligation, contingent or otherwise, of such specified person directly or indirectly guaranteeing any Indebtedness of any other person; provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business.

“Holder” or “Securityholder” means a person in whose name a Security is registered on the Registrar’s books.

“Indebtedness” means, with respect to any specified person, all obligations for borrowed money represented by notes, bonds, debentures or similar evidence of indebtedness and obligations for borrowed money evidenced by credit, loan or other like agreements (other than intercompany Indebtedness).

“Initial Purchaser” means BMO Capital Markets Corp.

“Legal Holiday” is a day that is not a Business Day.

“Make-Whole Fundamental Change” means any transaction or event that constitutes a Fundamental Change, as determined after giving effect to any exceptions or exclusions from the definition thereof but without giving effect to the proviso in clause (2) of such definition.

“Make-Whole Payment” means either Redemption Make-Whole Payment or Conversion Make-Whole Payment, as applicable.

“Market Disruption Event” means either: (i) a failure by the NYSE MKT, or if the Common Shares are not then listed on the NYSE MKT, on the principal U.S. national or other securities exchange or market (including any non-U.S. securities exchange or market) on which the Common Shares are then listed or admitted for trading to open for trading during its regular trading session; or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any Trading Day for the Common Shares for an aggregate of at least thirty (30) minutes of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares.

“Material Property” means any property, plant or equipment that is material to the Wassa mine or the Prestea mine.

“Maturity Date” means August 15, 2021.

“Offering Memorandum” means the Final Offering Memorandum of the Company, dated July 26, 2016 and used by the Company and the Initial Purchaser in connection with offers and sales of the Securities issued on the date hereof.

“Officer” means the Chairman of the Board, the President, the Chief Operating Officer, the Chief Financial Officer, any Executive or Senior Vice President, the Treasurer or the Secretary of the Company.

“Officer’s Certificate” means a certificate signed by any one Officer of the Company.

“open of business” means 9:00 a.m. New York City time.

“Opinion of Counsel” means a written opinion from legal counsel who may be an employee of or counsel for the Company, or other counsel, which opinion shall be reasonably acceptable in form and substance to the Trustee.

“Permitted Indebtedness” means (i) any Indebtedness existing on the date hereof; (ii) any replacement, refinancing, renewal, modification or amendment of Indebtedness existing on the date hereof; provided, that, the principal amount thereof is not materially increased as a result of such refinancing, renewal, modification or amendment; provided further, that any increase resulting solely from a change in foreign currency exchange rates shall be disregarded for purposes of this clause (ii); (iii) other Indebtedness at any time outstanding not to exceed $75 million; and (iv) any Guarantee of Indebtedness described in the preceding clauses (i), (ii) and (iii).

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

“Purchase Notice” means a Purchase Notice in the form set forth in the Securities.

“Record Date” as used in Section 10.05 means, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Common Shares are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Shares (or other applicable security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or a duly authorized committee thereof, by statute, contract or otherwise).

“Redemption Date” means the date specified for Redemption of the Securities in accordance with the terms of the Securities and this Indenture.

“Redemption Price” means, the redemption price payable with respect to a Security to be redeemed by the Company in accordance with Section 3.01 or Section 3.08.

“Responsible Officer” shall mean, when used with respect to the Trustee, any officer within the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall in each case have direct responsibility for the administration of this Indenture.

“Restricted Security” means a Security that constitutes a “restricted security” within the meaning of Rule 144(a)(3) under the Securities Act; provided, however, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Security constitutes a Restricted Security.

“Rule 144A” means Rule 144A under the Securities Act.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means the 7.0% Convertible Senior Notes due 2021 issued by the Company pursuant to this Indenture.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Securities Agent” means any Registrar, Paying Agent, Conversion Agent, co-Registrar, co-agent or any other agent appointed by the Company pursuant to this Indenture.

“Share Capital” of any Person means any and all shares, interests, participations or other equivalents (however designated) of share capital of such Person and all warrants or options to acquire such share capital.

“Significant Subsidiary” with respect to any Person means any subsidiary of such person that constitutes a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, as such regulation is in effect on the date of this Indenture.

“Subsidiary” means (i) a corporation a majority of whose Share Capital with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by the Company, by one or more subsidiaries of the Company or by the Company and one or more of its subsidiaries or (ii) any other person (other than a corporation) in which the

Company, one or more of its subsidiaries, or the Company and one or more of its subsidiaries, directly or indirectly, at the date of determination thereof, own at least a majority ownership interest.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.

A “Termination of Trading” will be deemed to occur if the Common Shares (or other common shares into which the Securities are then convertible) are no longer listed for trading on any U.S. national securities exchange or the TSX (or a successor thereto).

“TIA” means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb), as amended and in effect from time to time.

“Trading Day” means any day during which all of the following conditions are satisfied: (i) there is no Market Disruption Event; and (ii) trading in the Common Shares generally occurs on the NYSE MKT, or if the Common Shares are not then listed on the NYSE MKT, on the principal U.S. national or other securities exchange or market (including any non-U.S. securities exchange or market) on which the Common Shares are then listed or admitted for trading, and in each case a Closing Sale Price for the Common Shares is provided on such securities exchange or market; provided, that, if the Common Shares are not so listed or admitted for trading, “Trading Day” means “Business Day.”

“Trustee” means the party named as such in this Indenture until a successor replaces it in accordance with the provisions hereof and thereafter means the successor serving hereunder.

“TSX” means the Toronto Stock Exchange.

1.02                        OTHER DEFINITIONS.

Term	Section
Additional Amounts	4.09
Additional Interest	6.01
Additional Securities	10.14(C)
Applicable Price	10.14(C)
Applicable Tax Law	4.10
Bankruptcy Law	6.01(x)
BCF Make-Whole Cap	10.14(B)(iv)
Canadian Taxes	4.09
cash settlement	10.02(A)
Clause A Distribution	10.05(C)(i)
Clause B Distribution	10.05(C)(ii)
Clause C Distribution	10.05(C)(ii)
Collective Election	10.11
combination settlement	10.02(A)
Commission	1.03
Conversion Agent	2.03
Conversion Make-Whole Payment	10.15
Custodian	6.01(x)

Term	Section
daily conversion value	10.02(B)(ii)
daily measurement value	10.02(B)(i)(a)
daily settlement amount	10.02(B)(i)
Distributed Property	10.05(C)
Effective Date	10.14(B)
Event of Default	6.01
Excluded Holder	4.09(A)
Excluded Taxes	4.09(B)
Fundamental Change Notice	3.09(B)
Fundamental Change Purchase Date	3.09(A)
Fundamental Change Purchase Offer	3.09(A)
Fundamental Change Purchase Price	3.09(A)
Global Security	2.01
Indenture	Preamble
indenture securities	1.03
indenture security holder	1.03
indenture to be qualified	1.03
indenture trustee	1.03
Ineligible Consideration	10.11
institutional trustee	1.03
Judgment Currency	11.10
Make-Whole Applicable Increase	10.14(B)
Make-Whole Consideration	10.14(A)
Make-Whole Conversion Period	10.14(A)
Notice of Default	6.01(x)
Notice of Election	3.08
obligor	1.03
observation period	10.02(B)(iii)
Participants	2.17(B)
Paying Agent	2.03
Physical Securities	2.01
physical settlement	10.02(A)
Private Placement Legend	2.19
Purchase Upon a Fundamental Change	3.01(A)(ii)
rate of exchange	11.10
Redemption	3.01(A)(i)
Redemption Make-Whole Payment	3.01(D)
Redemption Price	3.01(D)
Reference Property	10.11
Registrar	2.03
Resale Restriction Termination Date	2.19
Restricted Transfer Default	4.03(D)
scheduled trading day	10.02(B)(iv)
settlement amount	10.02(A)(iii)
settlement method	10.02(A)

Term	Section
specified dollar amount	10.02(B)(i)(a)
Spin-Off	10.05(C)
Successor	5.01
Trigger Event	10.05(C)

1.03                        INCORPORATION BY REFERENCE OF TRUST INDENTURE ACT.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

“Commission” means the SEC;

“indenture securities” means the Securities;

“indenture security holder” means a Securityholder or a Holder;

“indenture to be qualified” means this Indenture;

“indenture trustee” or “institutional trustee” means the Trustee; and

“obligor” on the indenture securities means the Company or any successor.

1.04                        RULES OF CONSTRUCTION.

Unless the context otherwise requires:

(i)                                     a term has the meaning assigned to it;

(ii)                                  an accounting term not otherwise defined has the meaning assigned to it in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in effect from time to time;

(iii)                               “or” is not exclusive;

(iv)                              “including” means “including without limitation”;

(v)                                 words in the singular include the plural and in the plural include the singular;

(vi)                              The term “interest” includes (i) any Additional Interest payable as set forth in Section 4.03(D) and Section 6.01, unless the context otherwise requires and (ii) any Additional Amounts payable pursuant to Section 4.09 of this Indenture;

(vii)                           “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision of this Indenture;

(viii)                        references to currency shall mean the lawful currency of the United States of America, unless the context requires otherwise;

(ix)                              any share price that is reported in Canadian dollars shall be deemed a reference to the amount, in U.S. dollars, into which such amount of Canadian dollars would be converted based on the most recently published noon exchange rate of the Bank of Canada on the date of such share price;

(x)                                 references to laws and statutes shall be deemed to refer to successor laws and statutes thereto; and

(xi)                              the term “signature,” includes a manual, facsimile or electronic signature, except as otherwise expressly provided herein.

ARTICLE II

THE SECURITIES

2.01                        FORM AND DATING.

The Securities and the Trustee’s certificate of authentication shall be substantially in the form set forth in Exhibit A, which is incorporated in and forms a part of this Indenture.  The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage.  Each Security shall be dated the date of its authentication.

The Securities shall be issued initially in fully registered global form, substantially in the form set forth in Exhibit A (a “Global Security”), deposited with the Trustee, as custodian for DTC (who shall be the initial Depository with respect to the Securities), duly executed by the Company and authenticated by the Trustee and bearing the legends set forth in Exhibits B-1, B-2 and B-3, as applicable.  The aggregate principal amount of any Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depository, as hereinafter provided.

Securities issued in exchange for interests in a Global Security pursuant to Section 2.17 may be issued in the form of permanent certificated Securities in registered form in substantially the form set forth in Exhibit A (the “Physical Securities”) and, if applicable, bearing any legends required hereby.

The Securities shall be denominated in U.S. Dollars, and all cash payments due thereon shall be made in U.S. Dollars.  The Securities shall be issuable only in registered form without interest coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

2.02                        EXECUTION AND AUTHENTICATION OF SECURITIES.

One duly authorized Officer shall sign the Securities for the Company.  A Security’s validity shall not be affected by the failure of an Officer whose signature is on such Security to hold, at the time the Security is authenticated, the same office at the Company.

A Security shall not be valid until authenticated by the manual signature of the Trustee.  The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

The Company may, from time to time, deliver Securities executed by the Company in accordance with this Section 2.02 to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee shall thereupon authenticate and make available for delivery such Securities in accordance with such Company Order. The Trustee shall initially authenticate and deliver on the date hereof $65,000,000 in aggregate principal amount of Securities. The Company may issue Additional Securities in accordance with Section 2.20.

Upon receipt of a Company Order, the Trustee shall authenticate Securities not bearing the Private Placement Legend to be issued to the transferee when sold pursuant to an effective registration statement or pursuant to Rule 144 or Regulation S under the Securities Act as set forth in Section 2.18.  The Trustee shall authenticate Securities not bearing the Canadian Legend to be issued to a transferee when so permitted to be issued without a Canadian Legend in accordance with Section 2.18(E). The Exchange Securities authenticated hereunder on the date hereof shall not bear the Private Placement Legend or the Canadian Legend.

The Trustee shall act as the initial authenticating agent.  Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities.  An authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such authenticating agent.  An authenticating agent so appointed has the same rights as the Trustee to deal with the Company and its Affiliates.

2.03                        REGISTRAR, PAYING AGENT AND CONVERSION AGENT.

The Company shall maintain, or shall cause to be maintained, (i) an office or agency in the Borough of Manhattan, the City of New York, where Securities may be presented for registration of transfer or for exchange (“Registrar”), (ii) an office or agency in the Borough of Manhattan, the City of New York, where Securities may be presented for payment (“Paying Agent”), and (iii) an office or agency in the Borough of Manhattan, the City of New York, where Securities may be presented for conversion (“Conversion Agent”). The Corporate Trust Office shall initially serve as the office or agency for the aforementioned purposes.  The Registrar shall keep a register of the Securities and of their transfer and exchange.  The Company may appoint or change one or more co-Registrars, one or more additional paying agents and one or more additional conversion agents without notice and may act in any such capacity on its own behalf (except in connection with a deposit pursuant to Section 8.01).  The term “Registrar” includes any co-Registrar; the term “Paying Agent” includes any additional paying agent; and the term “Conversion Agent” includes any additional conversion agent.

The Company shall enter into an appropriate agency agreement with any Securities Agent not a party to this Indenture.  The agreement shall implement the provisions of this Indenture that relate to such Securities Agent.  The Company shall notify the Trustee of the name and address of any Securities Agent not a party to this Indenture.  If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent, the Trustee shall act as such.

The Company initially appoints the Trustee as Paying Agent, Registrar and Conversion Agent.

2.04                        PAYING AGENT TO HOLD MONEY IN TRUST.

Each Paying Agent shall hold in trust for the benefit of the Securityholders or the Trustee all moneys held by the Paying Agent for the payment of the Securities, and shall notify the Trustee of any Default by the Company in making any such payment.  While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee.  The Company at any time may require a Paying Agent to pay all money held by it to the Trustee.  Upon payment over to the Trustee, the Paying Agent shall have no further liability for such money.  If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as Paying Agent.

2.05                        SECURITYHOLDER LISTS.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders.  If the Trustee is not the Registrar, the Company shall furnish, or shall cause to be furnished, to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Securityholders appearing in the security register of the Registrar.

2.06                        TRANSFER AND EXCHANGE.

Subject to Sections 2.17 and Section 2.18 hereof, where Securities are presented to the Registrar with a request to register their transfer or to exchange them for an equal principal amount of Securities of other authorized denominations, the Registrar shall register the transfer or make the exchange if the requirements for such transaction set forth in this Indenture are met.  To permit registrations of transfer and exchanges, the Trustee shall authenticate Securities upon the Trustee’s receipt of a Company Order therefor.  The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security (i) for a period of twenty (20) days before selecting, pursuant to Section 3.03, Securities to be redeemed, (ii) during a period beginning at the opening of business twenty (20) days before the delivery of a notice of redemption of the Securities selected for Redemption under Section 3.04 and ending at the close of business on the day of such notice or (iii) that has been selected for Redemption or for which a Purchase Notice has been delivered, and not withdrawn, in accordance with this Indenture, except the unredeemed or unpurchased portion of Securities being redeemed or purchased in part.

No service charge shall be made for any transfer, exchange or conversion of Securities, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or conversion of Securities, other than exchanges pursuant to Sections 2.10, 9.05 or 10.02, or Article III, not involving any transfer.

2.07                        REPLACEMENT SECURITIES.

If the Holder of a Security claims that the Security has been mutilated, lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall, upon receipt of a Company Order, authenticate a replacement Security upon surrender to the Trustee of the mutilated Security, or upon delivery to the Trustee of evidence of the loss, destruction or theft of the Security satisfactory to the Trustee and the Company.  In the case of a lost, destroyed or wrongfully taken Security, if required by the Trustee or the Company, an indemnity bond must be provided by the Holder that is reasonably satisfactory to the Trustee and the Company to indemnify and hold harmless each of the Company and the Trustee from any loss which any of them may suffer if such Security is replaced.  The Trustee and the Company may charge such Holder for their expenses in replacing a Security.

In case any such mutilated, lost, destroyed or wrongfully taken Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security when due.

Every replacement Security is an additional obligation of the Company only as provided in Section 2.08.

2.08                        OUTSTANDING SECURITIES.

Securities outstanding at any time are all the Securities authenticated by the Trustee except for those converted, those cancelled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding.  Except to the extent provided in Section 2.09, a Security does not cease to be outstanding because the Company or one of its Subsidiaries or Affiliates holds the Security.

If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it, or a court holds, that the replaced Security is held by a protected purchaser.

If the Paying Agent (other than the Company) holds on any Redemption Date, Fundamental Change Purchase Date or Maturity Date, money sufficient to pay the aggregate Fundamental Change Purchase Price, Redemption Price or principal amount, as the case may be, with respect to all Securities to be redeemed, purchased or paid upon Redemption, pursuant to a Fundamental Change Purchase Offer or maturity, as the case may be, in each case plus, if applicable, accrued and unpaid interest, if any, payable as herein provided upon Redemption, pursuant to a Fundamental Change Purchase Offer or maturity, then (unless there shall be a Default in the payment of such aggregate Redemption Price, Fundamental Change Purchase Price or principal amount, or of such accrued and unpaid interest), except as otherwise provided herein, on and after such date such Securities shall be deemed to be no longer outstanding, interest on such Securities shall cease to accrue, and such Securities shall be deemed paid whether or not such Securities are delivered to the Paying Agent. Thereafter, all rights of the Holders of such Securities shall terminate with respect to such Securities, other than the right to receive the Redemption Price, the Fundamental Change Purchase Price or the principal amount, as the case may be, plus, if applicable, such accrued and unpaid interest, in accordance with this Indenture.

If a Security is converted in accordance with Article X, then, from and after the time of such conversion on the Conversion Date, such Security shall cease to be outstanding, and interest, if any, shall cease to accrue on such Security unless there shall be a Default in the payment or delivery of the consideration payable hereunder upon such conversion.

2.09                        SECURITIES HELD BY THE COMPANY OR AN AFFILIATE.

In determining whether the Holders of the required aggregate principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or any other obligor under the Securities or this Indenture, or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor, shall be considered as though not outstanding, except that, for the purposes of determining whether the Trustee or the Securities Agent, as applicable, shall be protected in relying on any such direction, waiver or consent, only Securities which a Responsible Officer of the Trustee or the Securities Agent, as applicable, actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be considered to be outstanding for purposes of this Section 2.09 if the pledgee establishes, to the satisfaction of the Trustee, the pledgee’s right so to concur with respect to such Securities and that the pledgee is not, and is not acting at the direction or on behalf of, the Company, any other obligor under the Securities or this Indenture, or any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor. In the event of a dispute or uncertainty as to whether the pledgee has established the foregoing, the Trustee may conclusively rely on the advice of counsel or on an Officer’s Certificate.

2.10                        TEMPORARY SECURITIES.

Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of a Company Order, authenticate temporary Securities.  Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities.  Without unreasonable delay, the Company shall prepare and the Trustee, upon receipt of a Company Order, shall authenticate definitive Securities in exchange for temporary Securities.  Until so exchanged, each temporary Security shall in all respects be entitled to the same benefits under this Indenture as definitive Securities, and such temporary Security shall be exchangeable for definitive Securities in accordance with the terms of this Indenture.

2.11                        CANCELLATION.

The Company at any time may deliver Securities to the Trustee for cancellation.  The Registrar, Paying Agent and Conversion Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange, payment or conversion.  The Trustee shall promptly cancel all Securities surrendered for transfer, exchange, payment, conversion or cancellation in accordance with its customary procedures.  The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation or that any

Securityholder has converted pursuant to Article X.  All cancelled Securities held by the Trustee shall be disposed of in accordance with the Trustee’s procedure for the disposition of cancelled securities, and certification of their disposition shall be delivered by the Trustee to the Company unless the Company shall, by a Company Order, direct that cancelled Securities be returned to it.

2.12                        INTEREST PAYMENT AND RECORD DATES.

The interest payment dates for the Securities shall be February 1 and August 1 of each calendar year, beginning with, and including, February 1, 2017.  The regular record date for an interest payment date that falls on February 1 shall be the immediately preceding January 15, and the regular record date for an interest payment date that falls on August 1 shall be the immediately preceding July 15, in each case, whether or not such day is a Business Day.

2.13                        NO SINKING FUND.

There shall be no sinking fund with respect to the Securities.

2.14                        DEFAULTED INTEREST.

If and to the extent the Company defaults in a payment of interest on the Securities, the Company shall pay in cash the defaulted interest in any lawful manner plus, to the extent not prohibited by applicable statute or case law, interest on such defaulted interest at the rate provided in the Securities.  The Company may pay the defaulted interest (plus interest on such defaulted interest) to the persons who are Securityholders on a subsequent special record date.  The Company shall fix such record date and payment date.  At least fifteen (15) calendar days before the record date, the Company shall give to the Trustee and Securityholders a notice that states the record date, payment date and amount of interest to be paid.  Upon the due payment in full, interest shall no longer accrue on such defaulted interest pursuant to this Section 2.14.

2.15                        CUSIP NUMBERS.

The Company in issuing the Securities may use one or more CUSIP numbers, and, if so, the Trustee shall use the CUSIP numbers in notices of redemption, purchase or exchange as a convenience to Holders; provided, however, that no representation is hereby deemed to be made by the Trustee as to the correctness or accuracy of the CUSIP numbers printed on the notice or on the Securities; provided further, that reliance may be placed only on the other identification numbers printed on the Securities, and the effectiveness of any such notice shall not be affected by any defect in, or omission of, such CUSIP numbers. The Company shall promptly notify the Trustee of any change in the CUSIP numbers.

2.16                        DEPOSIT OF MONEYS.

Prior to 12:00 p.m.  New York City time, on the Business Day immediately preceding each interest payment date, Maturity Date, Redemption Date, Fundamental Change Purchase Date or any other payment date, the Company shall have deposited with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on such date, sufficient to make cash payments, if any, due on such interest payment date, Maturity Date, Redemption Date,

Fundamental Change Purchase Date or any other payment date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such interest payment date, Maturity Date, Redemption Date, Fundamental Change Purchase Date or any other payment date, as the case may be.

2.17                        BOOK-ENTRY PROVISIONS FOR GLOBAL SECURITIES.

(A)                               The Global Securities initially shall (i) be registered in the name of the Depository for the Securities or the nominee of such Depository, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear legends as required hereby.

(B)                               Members of, or participants in, the Depository for the Securities (“Participants”) shall have no rights under this Indenture with respect to any Global Security held on their behalf by such Depository, or the Trustee as its custodian, or under the Global Security, and such Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by such Depository or impair, as between such Depository and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Security.

(C)                               Transfers of Global Securities shall be limited to transfers in whole, but not in part, to the Depository for the Securities, its successors or their respective nominees.  In addition, Physical Securities shall be transferred to all beneficial owners, as identified by such Depository, in exchange for their beneficial interests in Global Securities only if (i) such Depository notifies the Company that such Depository is unwilling or unable to continue as depository for any Global Security (or such Depository ceases to be a “clearing agency” registered under Section 17A of the Exchange Act) and a successor Depository is not appointed by the Company within ninety (90) days of such notice or cessation or (ii) an Event of Default has occurred and is continuing and the Trustee has received a written request from such Depository to issue Physical Securities.

(D)                               In connection with the transfer of a Global Security in its entirety to beneficial owners pursuant to Section 2.17(C), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall upon written instructions from the Company authenticate and deliver, to each beneficial owner identified by the Depository for the Securities in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Physical Securities of authorized denominations as requested by the Depository.

(E)                                Any Physical Security constituting a Restricted Security delivered in exchange for an interest in a Global Security, pursuant to Section 2.17(C) shall, except as otherwise provided by Section 2.18, bear the Private Placement Legend.  Any Physical Security delivered in exchange for an interest in a Global Security pursuant to Section

2.17(C), except as otherwise permitted by Section 2.18(E), shall bear the Canadian Legend.

(F)                                 The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Securities.

(G)                               Neither the Trustee nor any Securities Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Participants or beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(H)                              Neither the Trustee nor any Securities Agent shall have any responsibility for any actions taken or not taken by the Depository. The Trustee and each Securities Agent shall have no responsibility or obligation to any beneficial owner of an interest in a Global Security, a member of, or a Participant in, the Depository or other Person with respect to the accuracy of the records of the Depository or its nominee or of any Participant or member thereof, with respect to any ownership interest in the Securities or with respect to the delivery to any Participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption) or the payment of any amount or delivery of any Securities (or other security or property) under or with respect to such Securities. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of Securities shall be given or made only to or upon the order of the registered Holders (which shall be the Depository or its nominee in the case of a Global Security). The rights of beneficial owners in any Global Security shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee and each Securities Agent may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, Participants and any beneficial owners.

2.18                        SPECIAL TRANSFER PROVISIONS.

(A)                               Restrictions on Transfer and Exchange of Global Securities.  Notwithstanding any other provisions of this Indenture, but except as provided in Section 2.17(C), a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

(B)                               Private Placement Legend.  Subject to Section 2.18(F), upon the transfer, exchange or replacement of Securities not bearing the Private Placement

Legend, the Registrar or co-Registrar shall deliver Securities that do not bear the Private Placement Legend.  Upon the transfer, exchange or replacement of Securities bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver only Securities that bear the Private Placement Legend unless (i) the requested transfer is after the Resale Restriction Termination Date, (ii) there is delivered to the Trustee and the Company an Opinion of Counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act, (iii) such Security has been sold pursuant to an effective registration statement under the Securities Act and the Holder selling such Securities has delivered to the Registrar or co-Registrar a notice in the form of Exhibit C hereto, or (iv) such Security has been sold outside the United States pursuant to Regulation S under the Securities Act and the Holder selling such Securities has delivered to the Registrar or Co-Registrar a certificate in the form of Exhibit D hereto.

(C)                               General.  By its acceptance of any Security bearing the Private Placement Legend or the Canadian Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Private Placement Legend and the Canadian Legend and agrees that it will transfer such Security only as provided in this Indenture and as permitted by applicable law.

The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.17 or this Section 2.18 in accordance with its customary document retention policies.  The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time during business hours upon the giving of reasonable written notice to the Registrar.

(D)                               Transfers of Securities Held By Affiliates.  Any certificate (i) evidencing a Security that has been transferred to an Affiliate within one (1) year (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto) after the date of original issuance of such Security, as evidenced by a notation on the assignment form for such transfer or in the representation letter delivered in respect thereof or (ii) evidencing a Security that has been acquired from an Affiliate (other than by an Affiliate) in a transaction or a chain of transactions not involving any public offering, shall, until one (1) year after the last date on which the Company or any Affiliate was an owner of such Security (or such longer period of time as may be required under the Securities Act or applicable state securities laws), in each case, bear the Private Placement Legend, unless otherwise agreed by the Company (with written notice thereof to the Trustee).

(E)                                Transfers of Securities with Canadian Legend.  Except in respect of any transfer of Securities to the Company, the Securities, other than the Exchange Securities, shall be subject to the restrictions on transfer set forth in the Canadian Legend and as set forth in Section 2.18(F).  Upon the transfer, exchange or replacement of Securities not bearing the Canadian Legend, the Registrar or co-Registrar shall deliver Securities that do not bear the Canadian Legend.  Upon the transfer, exchange or replacement of Securities bearing the Canadian Legend, the Registrar or co-

Registrar shall deliver only Securities that bear the Canadian Legend unless (i) the requested transfer is after the date that is four months and a day after the original distribution date of the Securities or Additional Securities, as applicable, as notified by the Company to the Trustee in writing, or (ii) there is delivered to the Trustee and the Company an Opinion of Counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the applicable Canadian securities laws.  If the Security surrendered for exchange is represented by a Global Security bearing the Canadian Legend, the principal amount of the Global Security so legended shall be reduced by the appropriate principal amount and the principal amount of the Global Security without the Canadian Legend shall be increased by an equal principal amount.  If a Global Security without the Canadian Legend is not then outstanding, the Company shall execute and the Trustee shall authenticate and deliver in accordance with a Company Order a Global Security without the Canadian Legend to the Depository.

(F)                                 Transfers of Securities during the 40-day Restricted Period. Securities not bearing the Private Placement Legend, other than the Exchange Securities, at any time prior to the 40th day after their date of issuance may only be transferred if the Holder selling such Securities has delivered to the Registrar or co-Registrar a notice in the form of Exhibit D or Exhibit E, as applicable, hereto.

2.19                        RESTRICTIVE LEGENDS.

Each Global Security and Physical Security that constitutes a Restricted Security shall bear the legend (the “Private Placement Legend”) as set forth in Exhibit B-2 on the face thereof until after the first anniversary (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto) of the later of (i) the date hereof and (ii) the last date on which the Company or any Affiliate was the owner of such Security (or any predecessor security) (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereunder) (or such longer period of time as may be required under the Securities Act or applicable state securities laws, as set forth in an Opinion of Counsel, unless otherwise agreed between the Company and the Holder thereof) (such date, the “Resale Restriction Termination Date”), as shall be notified to the Trustee in writing.

Each Global Security shall also bear the legend as set forth in Exhibit B-1.

Subject to Section 2.18(E), each Global Security and Physical Security (other than Exchange Securities) issued shall bear the Canadian Legend.

2.20                        ADDITIONAL SECURITIES.

The Company may, without the consent of the Holders, reopen the Securities and issue additional Securities (the “Additional Securities”) hereunder with the same terms and conditions as the Securities initially issued hereunder (except for any difference in the issue date, issue price therefor, the initial interest payment date to the date of issuance thereof) and with the same CUSIP numbers as the Securities initially issued hereunder in an unlimited aggregate principal amount, which will form the same series with the Securities initially issued hereunder, provided that if any such Additional Securities are not fungible with the Securities initially issued hereunder for U.S. federal income tax and securities law purposes, such Additional Securities will have one or more separate CUSIP numbers.

ARTICLE III

REDEMPTION AND PURCHASE

3.01                        RIGHTS OF REDEMPTION AND PURCHASE.

(A)                               Redemption of the Securities, as permitted by any provision of this Indenture, shall be made:

(i)                                     with respect to a purchase at the Company’s option, in accordance with Paragraph 6 of the Securities (a “Redemption”); and

(ii)                                  with respect to any purchase upon a Fundamental Change at each Holder’s option, in accordance with Paragraph 8 of the Securities (a “Purchase Upon a Fundamental Change”);

in each case in accordance with the applicable provisions of this Article III.

(B)                               The Company will comply with all U.S. and Canadian federal, state and provincial securities laws, and the applicable laws of any foreign jurisdiction, in connection with any offer to sell or solicitations of offers to buy Securities pursuant to this Article III.

(C)                               Prior to August 15, 2019, the Company may not redeem the Securities, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes as set forth in Section 3.08.

(D)                               On or after August 15, 2019, the Company shall have the right to redeem all or part of the Securities at the Redemption Price, but only if the Daily VWAP of the Common Shares for 20 or more Trading Days in a period of 30 consecutive Trading Days ending on the Trading Day prior to the date the Company provides the notice of Redemption to Holders exceeds 130% of the Conversion Price in effect on each such Trading Day.  The “Redemption Price” will equal the sum of (1) 100% of the principal amount of the Securities to be redeemed, payable in cash, (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date, payable in cash, and (3) a “Redemption Make-Whole Payment,” payable in cash, Common Shares, or a combination of cash and Common Shares, at the Company’s election, equal to the present value of the remaining scheduled payments of interest that would have been made on the Securities to be redeemed had such Securities remained outstanding from the Redemption Date to August 15, 2021 (excluding interest accrued to, but excluding, the Redemption Date, which is otherwise paid pursuant to the preceding clause (2)). The present value of the remaining scheduled interest payments will be computed using a discount rate equal to 2.0%.  The Company shall make the Redemption Make-Whole Payments on all

Securities called for redemption on or after August 15, 2019, including Securities converted after the date the Company provides the notice of Redemption but prior to the close of business on the Business Day immediately preceding the Redemption Date.

(E)                                If the Company pays a Redemption Make-Whole Payment in whole or in part in Common Shares, then the number of Common Shares a Holder will receive will be that number of Common Shares equal to the quotient of (i) the amount of the Redemption Make-Whole Payment to be paid to such holder in Common Shares, divided by (ii) the product of (a) the simple average of the Daily VWAP of the Common Shares for the 10 consecutive Trading Days immediately preceding the Redemption Date multiplied by (b) 95.0%.  The Company will inform Holders through the Trustee on the relevant Redemption Date of the number of Common Shares and amount of cash, if any, payable in connection with a Redemption Make-Whole Payment.  The Company will not issue fractional shares in connection with a Redemption Make-Whole Payment and instead will pay cash in lieu of fractional Common Shares.

(F)                                 In no event shall any Redemption Date be a Legal Holiday.  If the Redemption Date with respect to a Security is after a record date for the payment of an installment of interest and on or before the related interest payment date, then accrued and unpaid interest to, but excluding, such interest payment date shall be paid, on such interest payment date, to the Holder of record of such Security at the close of business on such record date, and the Holder surrendering such Security for Redemption shall not be entitled to any such interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date, the Redemption Price will not include such interest, and the Redemption Make-Whole Payment, if any, made on such Securities to converting or redeeming Holders will equal the present values of all remaining scheduled interest payments, starting with the next interest payment date for which interest has not been provided for, calculated as described in clause (D) above.

(G)                               Securities in denominations larger than $1,000 principal amount may be redeemed in part but only in integral multiples of $1,000 principal amount.

(H)                              Notwithstanding anything to the contrary in this Indenture, the Company may purchase Securities in transactions with the Holders, including in tender offers and privately negotiated transactions.

3.02                        NOTICES TO TRUSTEE.

If the Company elects to redeem Securities pursuant to Section 3.01, it shall notify the Trustee of the Redemption Date, the applicable provision of this Indenture pursuant to which the Redemption is to be made and the aggregate principal amount of Securities to be redeemed, which notice shall be provided to the Trustee by the Company at least fifteen (15) days prior to the notice of Redemption pursuant to Section 3.04 (unless a shorter notice period shall be satisfactory to the Trustee).

3.03                        SELECTION OF SECURITIES TO BE REDEEMED.

If the Company has elected to redeem less than all of the Securities pursuant to Paragraph 6 of the Securities, the Trustee shall, promptly after receiving the notice specified in Section 3.02, select the Securities to be redeemed by lot, on a pro rata basis or in accordance with any other method the Trustee considers fair and appropriate in accordance with its customary practice, and the Trustee shall remain harmless with respect thereto; or, in the case of Securities in global form, the Securities will be selected in accordance with the procedures of DTC. The Trustee shall make such selection from Securities then outstanding and not already to be redeemed by virtue of having been previously called for Redemption.  The Trustee may select for Redemption portions of the principal amount of the Securities that have denominations larger than $1,000 principal amount.  Securities and portions of them the Trustee selects for Redemption shall be in amounts of $1,000 principal amount or integral multiples of $1,000 principal amount.  The Trustee shall promptly notify the Company in writing of the Securities selected for Redemption and the principal amount thereof to be redeemed.

The Registrar need not register the transfer of or exchange any Securities that have been selected for Redemption, except the unredeemed portion of the Securities being redeemed in part.

3.04                        NOTICE OF REDEMPTION.

At least thirty (30) days but not more than sixty (60) calendar days before a Redemption Date (which must be a Business Day), the Company shall give a notice of Redemption to the Trustee, the Paying Agent and each Holder of Securities.

The notice shall identify the Securities and the aggregate principal amount thereof to be redeemed pursuant to the Redemption and shall state:

(i)                                     the Redemption Date;

(ii)                                  the Redemption Price plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date;

(iii)                               the Conversion Rate and the Conversion Price with respect to any conversions following the notice of Redemption;

(iv)                              the dollar amount of the Redemption Make-Whole Payment, if any;

(v)                                 the names and addresses of the Paying Agent and the Conversion Agent;

(vi)                              that the right to convert the Securities called for Redemption will terminate at the close of business on the third Business Day immediately preceding the Redemption Date, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption;

(vii)                           that Holders who want to convert Securities must satisfy the requirements of Article X;

(viii)                        the paragraph of the Securities pursuant to which the Securities are to be redeemed;

(ix)                              that Securities called for Redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued and unpaid interest, if any, and premium, if any, payable as herein provided upon Redemption;

(x)                                 that, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption (including, where the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, the payment, on such interest payment date, of accrued and unpaid interest to, but excluding, such interest payment date to the Holder of record at the close of business on such record date), interest on Securities called for Redemption ceases to accrue on and after the Redemption Date, except as otherwise provided herein, such Securities will cease to be convertible after the close of business on the Business Day immediately preceding the Redemption Date, and all rights of the Holders of such Securities shall terminate on and after the Redemption Date, other than the right to receive, upon surrender of such Securities and in accordance with this Indenture, the amounts due hereunder on such Securities upon Redemption (and the rights of the Holder(s) of record of such Securities to receive, on the applicable interest payment date, accrued and unpaid interest in accordance herewith in the event the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date); and

(xi)                              the CUSIP number or numbers, as the case may be, of the Securities.

The right, pursuant to Article X, to convert Securities called for Redemption shall terminate at the close of business on the Business Day immediately preceding the Redemption Date, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption.

At the Company’s request, upon five (5) Business Days prior written notice (unless a shorter period shall be acceptable to the Trustee), the Trustee shall give the notice of Redemption in the Company’s name and at the Company’s expense; provided, however, that the form and content of such notice shall be prepared by the Company.

3.05                        EFFECT OF NOTICE OF REDEMPTION.

Once notice of Redemption is given, Securities called for Redemption become due and payable on the Redemption Date at the consideration set forth herein, and, on and after such Redemption Date (unless there shall be a Default in the payment of such consideration), except as otherwise provided herein, such Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive such consideration upon surrender of such Securities to the Paying Agent.

If any Security shall not be fully and duly paid in accordance herewith upon Redemption, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest at the rate borne by such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to Article X.

Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to a Redemption if there has occurred (prior to, on or after, as the case may be, the giving of the notice of Redemption specified in Section 3.04) and is continuing as of the Redemption Date an Event of Default (other than a Default in the payment of the consideration payable as herein provided upon Redemption).  The Paying Agent will promptly return to the respective Holders thereof any Securities held by it during the continuance of such an Event of Default.

3.06                        DEPOSIT OF REDEMPTION PRICE.

Prior to 12:00 p.m., New York City time on the Business Day immediately preceding the Redemption Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on such date, sufficient to pay the consideration payable as herein provided upon Redemption on all Securities to be redeemed on that date.  The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose upon the Company’s written request.

3.07                        SECURITIES REDEEMED IN PART.

Any Security to be submitted for Redemption only in part shall be delivered pursuant to Section 3.05 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing, with a medallion guarantee), and the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not submitted for Redemption.

If any Security selected for partial Redemption is converted in part, the principal of such Security subject to Redemption shall be reduced by the principal amount of such Security that is converted.

3.08                        TAX REDEMPTION.

The Company shall have the right, at the Company’s option, to redeem the Securities, in whole but not in part, at the “Redemption Price” payable in cash equal to the sum of (1) 100% of the principal amount of the Securities to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from July 26, 2016 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from July 26, 2016 onwards in the interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided, the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an Opinion of Counsel from Canadian legal counsel specializing in taxation and an Officer’s Certificate attesting to such change and obligation to pay Additional Amounts. The Company shall not and shall not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of Excluded Holders).  In such event, the Company shall give the Holders of the Securities not less than 30 days’ nor more than 60 days’ notice of this Redemption and notice of the Redemption to the Trustee pursuant to Sections 3.02 and 3.04, except that (i) the Company shall not give notice of Redemption to the Holders earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of Redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to this Section 3.08 may elect to (i) convert its Securities pursuant to Article X or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date. Securities and portions of Securities that are to be redeemed are convertible by the Holder until the close of business on the Business Day immediately preceding the Redemption Date.  All future cash payments due on the Securities will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action.  If a Holder does not elect to convert its Securities pursuant to Article X but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of the preceding paragraph, such Holder must deliver to the Trustee, a Notice of Election upon Tax Redemption form (the “Notice of Election”) on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Trustee no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Trustee, a written notice of withdrawal prior to the close of business on the fifth Business Day immediately prior to the Redemption Date.

With respect to Global Securities, any Notice of Election (or notice of withdrawal thereof) shall comply with the applicable procedures of the Depository and be delivered via the applicable procedures of the Depository.

3.09                        OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE.

(A)                               In the event any Fundamental Change occurs, the Company shall offer to purchase for cash (a “Fundamental Change Purchase Offer”) all outstanding Securities (or portions thereof that are integral multiples of $1,000 in principal amount), on a date selected by the Company (the “Fundamental Change Purchase Date”), which Fundamental Change Purchase Date shall be no later than thirty five (35) calendar days, nor earlier than twenty (20) calendar days, after the date the Fundamental Change Notice is provided in accordance with Section 3.09(B), at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities (or portions thereof) to be so purchased (the “Fundamental Change Purchase Price”), plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date. In order to accept such Fundamental Change Purchase Offer, a Holder must:

(i)                                     deliver to the Trustee, no later than the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, a Purchase Notice, in the form set forth in the Securities or any other form of written notice substantially similar thereto, in each case, duly completed and signed, with appropriate signature guarantee, stating:

(a)                                 the certificate number(s) of the Securities which the Holder will deliver to be purchased pursuant to such Fundamental Change Purchase Offer, if such Securities are in certificated form;

(b)                                 the principal amount of Securities to be purchased pursuant to such Fundamental Change Purchase Offer, which must be $1,000 or an integral multiple thereof; and

(c)                                  that such principal amount of Securities are to be purchased pursuant to such Fundamental Change Purchase Offer; and

(ii)                                  delivery to the Trustee, at any time after the delivery of such Purchase Notice, of such Securities (together with all necessary endorsements) or transfer by book-entry to be purchased pursuant to such Fundamental Change Purchase Offer;

provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Securities at the close of business on such record date (without any surrender of such Securities by such Holder), and the Holder surrendering such Securities for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date.

If such Securities are held in book-entry form through the Depository for the Securities, the Purchase Notice and delivery thereof shall comply with applicable procedures of such Depository.

Upon such delivery of Securities to the Trustee, such Holder shall be entitled to receive from the Trustee a nontransferable receipt of deposit evidencing such delivery.

Notwithstanding anything herein to the contrary, any Holder that has delivered the Purchase Notice contemplated by this Section 3.09(A) to the Trustee shall have the right to withdraw such Purchase Notice by delivery, at any time prior to the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, of a written notice of withdrawal to the Trustee, which notice shall contain the information specified in Section 3.09(B)(xi); provided that if the relevant Securities are held in book-entry form through the Depository for the Securities, any Purchase Notice (and notice of withdrawal) and delivery thereof shall comply with applicable procedures of such Depository.

The Trustee shall promptly notify the Company of the receipt by it of any Purchase Notice or written notice of withdrawal thereof.

(B)                               Within twenty (20) Business Days after the occurrence of a Fundamental Change, the Company shall provide all Holders of record of the Securities a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Right arising as a result thereof.  The Company shall deliver a copy of the Fundamental Change Notice to the Trustee.

Each Fundamental Change Notice shall state:

(i)                                     the events causing the Fundamental Change;

(ii)                                  the date of such Fundamental Change;

(iii)                               the Fundamental Change Purchase Date;

(iv)                              the date by which the Fundamental Change Purchase Offer must be accepted;

(v)                                 the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date;

(vi)                              the names and addresses of the Trustee and the Conversion Agent;

(vii)                           a description of the procedures which a Holder must follow to accept the Fundamental Change Purchase Offer;

(viii)                        that, in order to accept the Fundamental Change Purchase Offer, a Holder must surrender the Securities for payment of the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, payable as provided in this Section 3.09;

(ix)                              that the Fundamental Change Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase

Date, for any Security as to which a Purchase Notice has been given and not withdrawn will be paid as promptly as practicable, but in no event later than the later of such Fundamental Change Purchase Date and the time of delivery of the Security (together with all necessary endorsements) as described in clause (viii) above; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date (without any surrender of such Securities by such Holder), and the Holder surrendering such Security for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Security at the close of business on such record date;

(x)                                 that, except as otherwise provided herein, on and after such Fundamental Change Purchase Date (unless there shall be a Default in the payment of the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, payable as provided in this Section 3.09), interest on Securities subject to the Fundamental Change Purchase Offer will cease to accrue, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer;

(xi)                              that a Holder will be entitled to withdraw its election in the Purchase Notice if the Trustee receives, prior to the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, or such longer period as may be required by law, a letter or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (I) the name of such Holder, (II) a statement that such Holder is withdrawing its election to have Securities purchased by the Company on such Fundamental Change Purchase Date pursuant to the Fundamental Change Purchase Offer, (III) the certificate number(s) of such Securities to be so withdrawn, if such Securities are in certificated form, (IV) the principal amount of the Securities of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and (V) the principal amount, if any, of the Securities of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with this Section 3.09, which amount must be $1,000 or an integral multiple thereof;

(xii)                           the Conversion Rate and any adjustments to the Conversion Rate that will result from such Fundamental Change;

(xiii)                        that Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.09 or if there shall be a Default in the payment of the Fundamental Change Purchase Price or in the accrued and unpaid interest, if any, payable as provided in this Section 3.09; and

(xiv)                       the CUSIP number or numbers, as the case may be, of the Securities.

At the Company’s request, upon five (5) Business Days prior notice (unless a shorter period shall be acceptable to the Trustee), the Trustee shall provide such Fundamental Change Notice in the Company’s name and at the Company’s expense; provided, however, that the form and content of such Fundamental Change Notice shall be prepared by the Company.

(C)                               Subject to the provisions of this Section 3.09, the Company shall pay, or cause to be paid, the Fundamental Change Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, with respect to each Security as to which the Fundamental Change Purchase Right shall have been exercised to the Holder thereof as promptly as practicable, but in no event later than the later of the Fundamental Change Purchase Date and the time such Security is surrendered to the Trustee; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date, and the Holder surrendering such Security for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Security at the close of business on such record date.

(D)                               Prior to 12:00 p.m., New York City time on the Business Day immediately preceding a Fundamental Change Purchase Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on the Fundamental Change Purchase Date, sufficient to pay the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer for all of the Securities that are to be purchased by the Company on such Fundamental Change Purchase Date pursuant to the Fundamental Change Purchase Offer. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

(E)                                Once the Fundamental Change Notice and the Purchase Notice have been duly given and not withdrawn in accordance with this Section 3.09, the Securities to be purchased pursuant to the Fundamental Change Purchase Offer shall, on the Fundamental Change Purchase Date, become due and payable in accordance herewith, and, on and after such date (unless there shall be a Default in the payment of the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer), except as otherwise herein provided, such Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, such consideration.

(F)                                 Securities with respect to which a Purchase Notice has been duly delivered in accordance with this Section 3.09 may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.09 or if there shall be a Default in the payment of the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer.

(G)                               If any Security shall not be paid upon surrender thereof for purchase pursuant to the Fundamental Change Purchase Offer, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest, payable in cash, at the rate borne by such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to Article X.

(H)                              Any Security which is to be submitted for purchase pursuant to a Fundamental Change Purchase Offer only in part shall be delivered pursuant to this Section 3.09 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not duly submitted for purchase pursuant to such Fundamental Change Purchase Offer.

(I)                                   Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to this Section 3.09 if the principal amount of the Securities has been accelerated pursuant to Section 6.02 and such acceleration shall not have been rescinded on or before the applicable Fundamental Change Purchase Date.  The Trustee will promptly return to the respective Holders thereof any Securities tendered to it pursuant to a Fundamental Change Purchase Offer during the continuance of such an acceleration.

(J)                                   Notwithstanding anything herein to the contrary, if the option granted to Holders to require the purchase of the Securities upon the occurrence of a Fundamental Change is determined to constitute a tender offer or an issuer bid under Canadian securities laws, the Company shall comply with all applicable U.S. and Canadian securities laws and with all other applicable laws, and will file all required materials under applicable U.S. and Canadian securities laws or any other applicable laws.

ARTICLE IV

COVENANTS

4.01                        PAYMENT OF SECURITIES.

(A)                               The Company shall pay all amounts due with respect to the Securities on the dates and in the manner provided in the Securities and this Indenture.  All such amounts shall be considered paid on the date due if the Paying Agent holds (or, if the Company is acting as Paying Agent, the Company has segregated and holds in trust in accordance with Section 2.04) on that date money sufficient to pay the amount then due with respect to the Securities (unless there shall be a Default in the payment of such amounts to the respective Holder(s)).

(B)                               The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (A) in the case of a Security that is in global form, by wire transfer of immediately available funds to the account designated by the Depository or its nominee; (B) in the case of a Security that is held, other than global form, by a Holder of more than five million dollars ($5,000,000) in aggregate principal amount of Securities, by wire transfer of immediately available funds to the account specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (C) in the case of a Security that is held, other than global form, by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Securities, by mailing a check to the address of such Holder set forth in the register of the Registrar; provided that any such payment will be made by wire transfer of immediately available funds to the extent required by applicable law.

(C)                               The Company shall pay, in cash, interest on any overdue amount (including, to the extent permitted by applicable law, overdue interest) at the rate borne by the Securities.

4.02                        MAINTENANCE OF OFFICE OR AGENCY.

The Company will maintain, or cause to be maintained, in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-Registrar) where Securities may be surrendered for registration of transfer or exchange, payment or conversion and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served.  The Corporate Trust Office will initially serve as the office or agency for such purposes.  The Company will give prompt written notice to the Trustee of any change in the location of such office or agency.  If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address of any change in the location thereof, such presentations, surrenders, notices and demands may continue to be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York, for such purposes.  The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

4.03                        RULE 144A INFORMATION AND SEC REPORTS.

(A)                               At any time when the Company is not subject to, or is in violation of, Section 13 or Section 15(d) of the Exchange Act, the Company shall promptly provide to the Trustee and shall, upon written request, provide to any Holder, beneficial owner or prospective purchaser of Securities or Common Shares issued upon conversion of any Securities, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Securities or Common Shares pursuant to Rule 144A; provided, however, that the Company shall not be obligated to provide such information if none of the outstanding Securities or the Common Shares issued upon conversion of any Securities constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. The Company shall take such further action as any Holder or beneficial holder of such Securities or Common Shares may reasonably request in writing to the extent required from time to time to enable such Holder or beneficial holder to sell its Securities or Common Shares in accordance with Rule 144A, as such rule may be amended from time to time.

(B)                               The Company shall deliver to the Trustee and the Holders, no later than fifteen (15) calendar days after the date such report is required to be filed with, or furnished to, the SEC pursuant to the Exchange Act (after giving effect, to the extent applicable, to any extension permitted by Rule 12b-25 under the Exchange Act), a copy of each report (or copies of such portions of such report as the SEC may from time to time by rules and regulations prescribe) the Company is required to file with, or furnish to, the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; provided, however, that the Company shall not be required to deliver to the Trustee or the Holders any material for which the Company has sought and received confidential treatment by the SEC; provided further, each such report will be deemed to be so delivered to the Trustee and the Holders at the time such report is filed with, or furnished to, the SEC through the SEC’s EDGAR database.  For the avoidance of doubt, upon subsequent filing or furnishing (as the case may be) of any materials required by this covenant, the Default or Event of Default resulting from the failure to file or furnish such materials within the required time frame shall be deemed no longer continuing.

(C)                               Delivery of such reports, information and documents to the Trustee pursuant to this Section 4.03 is for informational purposes only, and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).  The Trustee shall have no obligation or duty to determine or monitor whether the Company has delivered reports in accordance with this Section 4.03 or otherwise complied with its obligations under this Section 4.03.

(D)                               (i) If at any time during the six-month period beginning on, and including, the date that is six months after the last original issuance date of the Securities offered hereby, (x) the Company fails to timely file any document or report that the Company is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act (after giving effect to all applicable extensions thereunder and other than reports on Form 6-K), as applicable, or (y) the Securities are not otherwise freely tradable by Holders other than Affiliates (as a result of restrictions pursuant to U.S. securities law or the terms of this Indenture or the Securities), the Company shall pay Additional Interest on the Securities, or (ii) if and for so long as restrictive legends on the Securities described in Section 2.19 have not been removed, the Securities are assigned a restricted CUSIP number or the Securities are not otherwise freely tradable by Holders other than Affiliates (without restrictions pursuant to U.S. securities law or the terms of this Indenture or the Securities) as of the 365th day after the last original issuance date of the Securities (each such event referred to in clause (i) or clause (ii) above, a “Restricted Transfer Default”), then the Company shall pay Additional Interest on the Securities at a rate of 0.25% per annum of the principal amount of the Securities outstanding for the first 90 days for which the Restricted Transfer Default has occurred and is continuing and each such day thereafter at a rate of 0.50% per annum of the principal amount of the Securities outstanding. So long as the Restricted Transfer Default continues, the Company shall pay Additional Interest in cash on each interest payment date of each year, or if any such day is not a Business Day, the immediately following Business Day to the Person who is the Holder of record of the Securities as of the close of business on the relevant regular record date.  When no Restricted Transfer Default is continuing, accrued and unpaid Additional Interest payable as a result of this Section 4.03(D) through the date of cure will be paid in cash on the immediately following interest payment date to the Holder of record as of the close of business on the relevant regular record date.

(E)                                The Additional Interest that is payable in accordance with Section 4.03(C) shall be in addition to, and not in lieu of, any Additional Interest that may be payable as a result of the Company’s election pursuant to Section 6.01.

(F)                                 Notwithstanding anything to the contrary in this Indenture, the combined rate of any Additional Interest payable by the Company pursuant to Section 4.03(D) and as a result of the Company’s election pursuant to Section 6.01 shall not exceed 0.50% per annum, regardless of the number of events or circumstances giving rise to the requirement to pay such additional interest.

(G)                               If the Company is required to pay Additional Interest to Holders pursuant to Section 4.03(D) the Company shall provide an Officer’s Certificate (upon which the Trustee may rely conclusively) to the Trustee (and if the Trustee is not the Paying Agent, to the Paying Agent) of the Company’s obligation to pay such Additional Interest no later than two Business Days prior to the date on which any such Additional Interest is scheduled to be paid.  Such Officer’s Certificate shall set forth the date for the payment of such Additional Interest and the amount of Additional Interest to be paid by the Company on such payment date and direct the Trustee (or, if the Trustee is not the Paying Agent, to the Paying Agent) to make payment to the extent it receives funds from the Company to do so.  The Trustee shall not at any time be under any duty or responsibility to any Holder to determine whether the Additional Interest is payable, or with respect to the nature, extent or calculation of the amount of the Additional Interest owed, or with respect to the method employed in such calculation of the Additional Interest. Unless and until a Responsible Officer of the Trustee receives at the Corporate

Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable.  If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

(H)                              The Company shall not, and shall not permit any of its “affiliates” (as defined in Rule 144 under the Securities Act) to, resell any Securities that have been reacquired by any of them unless, upon such resale, such Securities would not constitute Restricted Securities.

4.04                        COMPLIANCE CERTIFICATE.

The Company shall deliver to the Trustee, within ninety (90) calendar days after the end of each fiscal year of the Company, or, if earlier, by the date the Company is, or would be, required to file with the SEC the Company’s annual report (whether on Form 20-F or Form 40-F under the Exchange Act or another appropriate form) for such fiscal year, a certificate of two (2) or more Officers stating whether or not the signatories to such certificate have actual knowledge of any Default or Event of Default by the Company in performing any of its obligations under this Indenture or the Securities (without regard to any period of grace or requirement of notice hereunder or thereunder). If such signatories do know of any such Default or Event of Default, then such certificate shall describe the Default or Event of Default and its status.

4.05                        STAY, EXECUTION AND USURY LAWS.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (in each case, to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

4.06                        CORPORATE EXISTENCE.

Subject to Article V, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate existence of each of its Subsidiaries, in accordance with the respective organizational documents of the Company and of each Subsidiary, and the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate existence of any Subsidiary, if in the good faith judgment of the Board of Directors (i) such preservation or existence is not material to the conduct of business of the Company and (ii) the loss of such right, license or franchise or the dissolution of such Subsidiary does not have a material adverse impact on the Holders.

4.07                        NOTICE OF DEFAULT.

Within five (5) Business Days after any Officer becomes aware of the occurrence of any Default or Event of Default, the Company shall give written notice of such Default or Event of Default, and any remedial action proposed to be taken, to the Trustee.

4.08                        LIMITATION OF SUBSIDIARY INDEBTEDNESS AND GUARANTEES

The Company shall not permit any Subsidiary that owns Material Property to incur Indebtedness or Guarantee any Indebtedness, in each case other than Permitted Indebtedness, unless within thirty (30) days of the incurrence of such Indebtedness or Guarantee such Subsidiary Guarantees the Securities on an equal and ratable basis as such Indebtedness or Guarantee; provided, that neither the Company nor any Subsidiary shall be required to provide any form of security for any such Guarantee of the Securities.

4.09                        PAYMENT OF ADDITIONAL AMOUNTS.

All payments made by or on behalf of the Company under or with respect to the Securities shall be made free and clear of and without withholding or deduction for, or on account of, any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, including without limitation any taxes imposed under Part XIII of the Tax Act (“Canadian Taxes”), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes. If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities, the Company shall make such withholding or deduction and pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted and the Company shall also make similar payment (the term “Additional Amounts” shall also include any such similar payments)  to Holders (other than Excluded Holders) of Securities that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:

(A)                               a payment made to a Holder or former Holder of Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:

(i)                                     with which the Company does not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment;

(ii)                                  to the extent the Canadian taxes giving rise to such Additional Amounts are assessed or imposed by reason of the beneficial owner of the Security being a “specified shareholder” as defined in subsection 18(5) of the

Tax Act of the Company or not dealing at arm’s length (for purposes of the Tax Act) with a “specified shareholder” of the Company;

(iii)                               that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Holders of Securities who are not residents of Canada, at least sixty (60) days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in this Indenture, to the Trustee and the Holders of the Securities then outstanding of such imposition or change, as the case may be, and provide the Trustee and such Holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

(iv)                              that is subject to such Canadian Taxes by reason of its carrying on business in Canada or any province or territory thereof otherwise than by the mere holding of such Securities or the receipt of payments or exercise of any enforcement rights, thereunder; or

(B)                               any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“Excluded Taxes”).

The Company will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Company shall furnish to the Trustee, within thirty (30) days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Securities, certified copies of tax receipts evidencing such payment by the Company.

The Company shall indemnify and hold harmless each Holder of any Securities (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such Holder for the amount of:

(i)                                     any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities (including, without limitation, any payment of Additional Interest);

(ii)                                  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(iii)                               any Canadian Taxes levied or imposed and paid by the Holder with respect to any reimbursement under clause (i) or clause (ii) above, but excluding any Excluded Taxes.

The Company shall pay Additional Amounts in cash semi-annually on the applicable February 1 or August 1, at maturity, on any Redemption Date, on any Conversion Date or on any Fundamental Change Purchase Date.

Whenever in this Indenture there is mentioned, in any context, the payment of principal and interest or any other amount payable under or with respect to any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.09 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 4.09 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Securities, and shall remain in full force and effect.

4.10                        TAX MATTERS

In order to comply with applicable tax laws (inclusive of rules, regulations and interpretations promulgated by competent authorities) related to the Securities and this Indenture in effect from time to time (“Applicable Tax Law”) that a foreign financial institution, the Company, the Trustee or any Securities Agent is or has agreed to be subject to, the Company agrees to use commercially reasonable efforts to provide to the Trustee and the Securities Agents such information as reasonably requested in writing by the Trustee or any Securities Agent in writing, about the parties and/or transactions (including any modification to the terms of such transactions) so the Trustee and each Securities Agent can determine whether it has tax related obligations under Applicable Tax Law.

ARTICLE V

SUCCESSORS

5.01                        WHEN COMPANY MAY MERGE, ETC.

The Company shall not consolidate with, or merge with or into, exchange all of its common equity or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to, another person or persons (including pursuant to a statutory arrangement), whether in a single transaction or series of related transactions, unless (i) the resulting, surviving or transferee person (if not the Company) (the “Successor”) is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory of Canada; (ii) if such person is organized and existing under the laws of Canada or any province or territory of Canada, the transaction will not result in the successor company being required to make any deduction or withholding on account of certain Canadian taxes from any payments in respect of the Securities and the Company has obtained an Opinion of Counsel from tax counsel experienced in such matters to that effect; (iii) the Successor assumes by supplemental indenture all the obligations of the Company under the Securities and this Indenture; and (iv) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall exist; provided, however, that the foregoing shall not prohibit the Company from consolidating with or merging with or into an entity that is organized and existing under the laws of a foreign jurisdiction, provided (A) clauses (iii) and (iv) above are satisfied; (B) such entity has common shares or American Depositary Receipts representing such entity’s common shares (or securities equivalent thereto) listed on a U.S. national securities exchange or the TSX (or a successor thereto); (C) as a result of such consolidation or merger, the Securities become convertible solely into such common shares (or securities equivalent thereto) or American Depositary Receipts (excluding cash payments for fractional shares); (D) such common shares (or securities equivalent thereto) or American Depositary Receipts of such entity have an average daily trading volume value of at least five million dollars ($5,000,000) during the six (6) months immediately preceding the Company’s announcement of such consolidation or merger; (E) such entity has consented to service of process in the United States; (F) immediately prior to the Company’s announcement of such consolidation or merger, the Company’s market capitalization combined with such entity’s market capitalization was at least one billion dollars ($1,000,000,000) in the aggregate; (G) there will be no material adverse tax consequences to record holders or beneficial owners of the Securities, or of the underlying common shares, or American Depositary Receipts resulting from such consolidation or merger, and the Company has obtained and delivered to the Trustee an opinion of tax counsel experienced in such matters to that effect; and (H) such entity agrees in a supplemental indenture that, in the event that any cash dividends on such common shares (or securities equivalent thereto) or American Depositary Receipts paid to U.S. Persons are subject to tax withholding, such entity will also pay, to such U.S. Persons, an amount in cash such that the net cash amount received by such Persons would be equal to the amount of cash such Persons would have received on account of such dividend if no such tax withholding applied.

The Company shall deliver to the Trustee, at no cost to the Trustee, prior to the consummation of the proposed transaction an Officer’s Certificate to the foregoing effect and an Opinion of Counsel (which may rely upon such Officer’s Certificate as to the absence of Defaults and Events of Default) stating that the proposed transaction and such supplemental indenture will, upon consummation of the proposed transaction, comply with this Indenture and all conditions precedent to the execution of the supplemental indenture and the transaction have been satisfied.

5.02                        SUCCESSOR SUBSTITUTED.

Upon any consolidation, merger or any sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets, the Successor formed by such consolidation or into which the Company is merged or to which such sale, transfer, lease, conveyance or other disposition is made shall succeed to, and, except in the case of a lease, be substituted for, and may exercise every right and power of, and shall assume every duty and obligation of, the Company under this Indenture and the Securities with the same effect as if such successor had been named as the Company herein. When the Successor assumes all obligations of the Company hereunder, except in the case of a lease, all obligations of the predecessor shall terminate.

ARTICLE VI

DEFAULTS AND REMEDIES

6.01                        EVENTS OF DEFAULT.

An “Event of Default” is deemed to occur with respect to the Securities if:

(i)                                     the Company fails to pay the principal of, or a Redemption Make-Whole Payment, if any, on, any Security when the same becomes due, whether at maturity, on a Redemption Date or on a Fundamental Change Purchase Date with respect to a Fundamental Change Purchase Offer or otherwise;

(ii)                                  the Company fails to pay an installment of interest (including Additional Interest and Additional Amounts, if any) on any Security when due, if such failure continues for thirty (30) days after the date when due;

(iii)                               the Company fails to satisfy its conversion obligations upon exercise of a Holder’s conversion rights pursuant hereto (including the failure to pay any applicable Conversion Make-Whole Payment or any applicable Redemption Make-Whole Payment) if the failure continues for five (5) Business Days after the obligation arises;

(iv)                              the Company fails to timely provide a Fundamental Change Notice as required by the provisions of this Indenture, or fails to timely provide any notice pursuant to, and in accordance with, Section 10.14(E), if the failure continues for five (5) Business Days after the due date;

(v)                                 the Company fails to comply in all material respects with any other term, covenant or agreement set forth in the Securities or this Indenture and such failure continues for the period, and after the notice, specified below;

(vi)                              the Company or any of its Subsidiaries defaults in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed (other than intercompany indebtedness), in the aggregate principal amount then outstanding of fifteen million dollars ($15,000,000) (or its equivalent in foreign currencies) or more, or the acceleration of indebtedness of the Company or any of its Subsidiaries for money borrowed in such aggregate principal amount or more so that it becomes due and payable prior to the date on which it would otherwise become due and payable and such default is not cured or waived, or such acceleration is not rescinded, in each case, within thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding, each in accordance with this Indenture;

(vii)                           the Company or any of its Subsidiaries fails to pay final judgments, the aggregate uninsured portion of which is at least fifteen million dollars ($15,000,000), and such judgments are not paid, stayed or discharged within sixty (60) days;

(viii)        the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, pursuant to, or within the meaning of, any Bankruptcy Law, insolvency law, or other similar law now or hereafter in effect or otherwise, either:

(a)           commences a voluntary case,

(b)           consents to the entry of an order for relief against it in an involuntary case,

(c)           consents to the appointment of a Custodian of it or for all or substantially all of its property, or

(d)           makes a general assignment for the benefit of its creditors;

(ix)          a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)          is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company in an involuntary case or proceeding, or adjudicates the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company insolvent or bankrupt,

(B)          appoints a Custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company for all or substantially all of the property of the Company or any such Significant Subsidiary or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, as the case may be, or

(C)          orders the winding up or liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, and, in the case of each of the foregoing clauses (A), (B) and (C) of this Section 6.01(ix), the order or decree remains unstayed and in effect for at least ninety (90) consecutive days; or

(x)           a Termination of Trading occurs.

The term “Bankruptcy Law” means Title 11, U.S. Code or any similar U.S. or Canadian Federal, State or Provincial law for the relief of debtors.  The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

A Default under clause (v) above is not an Event of Default until (I) the Trustee notifies the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee, of the Default and (II) the Default continues within sixty (60) days after receipt of such notice.  Such notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.”  If the Holders of at least twenty five percent (25%) in aggregate principal amount of the outstanding Securities request the Trustee to give such notice on their behalf, the Trustee shall do so.  When a Default is cured, it ceases.

Notwithstanding the foregoing, the Company may elect to cure an Event of Default described under clause (x) above by offering to purchase the outstanding Securities as described in Section 3.09 as if the occurrence of such Event of Default were an occurrence of a Fundamental Change.  The Company shall make this election by sending out a notice setting out the terms of the purchase offer (which will be deemed a Fundamental Change Purchase Offer for the purposes of Section 3.09) within a twenty (20) Business Day grace period after the occurrence of such Event of Default, which notice will be deemed a Fundamental Change Notice for the purposes of such Fundamental Change Purchase Offer and shall comply with Section 3.09, as applicable. During such twenty (20) Business Day grace period, Holders and the Trustee may not exercise any remedies or institute enforcement proceedings with respect to the Securities or this Indenture (or the related obligations) arising from the occurrence of such Event of Default, including, without limitation, acceleration of the Securities, or institute any insolvency proceedings with respect to the Company or any of the Subsidiaries.

Notwithstanding the foregoing, if the Company so elects, the sole remedy during the first 365 days following an Event of Default relating to the Company’s failure to comply with the obligations set forth in Section 4.03(B), will consist exclusively of the right to receive additional interest (the “Additional Interest”) on the Securities, as long as such Event of Default is continuing, at a rate equal to (x) 0.25% per annum of the principal amount of the Securities outstanding for each day during the 180-day period beginning on, and including, the date on which such Event of Default first occurs during which Event of Default is continuing and (y) 0.50% per annum of the principal amount of the Securities outstanding for each day during the 185-day period beginning on, and including the 181st day that such Event of Default is continuing. If the Company elects to pay Additional Interest pursuant to this paragraph, such Additional Interest will be payable in the same manner and on the same dates as the stated interest payable on the Securities.  On the 366th day after such Event of Default (if the Event of Default relating to the reporting obligations set forth in Section 4.03(B) is not cured or waived prior to such 366th day), the Securities will be subject to acceleration as provided in Section 6.02.  The provisions of this paragraph will not affect the rights of Holders in the event of the occurrence of any other Event of Default.  In the event the Company does not elect to pay the Additional Interest following an Event of Default in accordance with this paragraph or the Company elects to make such payment but does not pay the Additional Interest when due, the Securities will be immediately subject to acceleration as provided in Section 6.02.

In order to elect to pay the Additional Interest as the sole remedy during the first 365 days after the occurrence of an Event of Default relating to the failure to comply with the reporting obligations set forth in Section 4.03(B) in accordance with the preceding paragraph, the Company shall notify all Holders, the Trustee and the Paying Agent (if other than the Trustee) of such election on or prior to the beginning of such 365-day period.  Upon the Company’s failure to timely give such notice, the Securities will be immediately subject to acceleration as provided in Section 6.02.

If the Company elects to pay Additional Interest to Holders pursuant to this Section 6.01 the Company shall also provide an Officer’s Certificate (upon which the Trustee may rely conclusively) to the Trustee (and if the Trustee is not the Paying Agent, to the Paying Agent) of the Company’s election to pay such Additional Interest.  Such Officer’s Certificate shall set forth the date for the payment of such Additional Interest and the amount of Additional Interest to be paid by the Company on such payment date and direct the Trustee (or, if the Trustee is not the Paying Agent, to the Paying Agent) to make payment to the extent it receives funds from the Company to do so.  The Trustee shall not at any time be under any duty or responsibility to any Holder to determine whether the Additional Interest is payable, or with respect to the nature, extent or calculation of the amount of the Additional Interest owed, or with respect to the method employed in such calculation of the Additional Interest.  Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

6.02                        ACCELERATION.

If an Event of Default (excluding an Event of Default specified in Section 6.01(viii) or (ix)) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding by written notice to the Company and the Trustee, may declare the Securities to be immediately due and payable in full. Upon such declaration, the principal of, and any accrued and unpaid interest or Make-Whole Payment on, all Securities shall be due and payable immediately.  If an Event of Default specified in Section 6.01(viii) or (ix) with respect to the Company, a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company occurs, the principal of, and accrued and unpaid interest or Make-Whole Payment on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal, Make-Whole Payment or interest that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee under Section 7.06 have been paid.

6.03                        OTHER REMEDIES.

Notwithstanding any other provision of this Indenture, other than as provided in the last three full paragraphs of Section 6.01, if an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of amounts due with respect to the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  All remedies are cumulative.

6.04                        WAIVER OF PAST DEFAULTS.

Subject to Sections 6.07 and 9.02, the Holders of a majority in aggregate principal amount of the Securities then outstanding may, by notice to the Trustee, waive any past Default or Event of Default and its consequences, other than (A) a Default or Event of Default in the payment of the principal of, or interest or Make-Whole Payment on, any Security, or in the payment of the Fundamental Change Purchase Price or Redemption Price, (B) a Default or Event of Default arising from a failure by the Company to convert any Securities in accordance with this Indenture or (C) any Default or Event of Default in respect of any provision of this Indenture or the Securities which, under Section 9.02, cannot be modified or amended without the consent of the Holder of each outstanding Security affected. When a Default or an Event of Default is waived, it is cured and ceases.

6.05                        CONTROL BY MAJORITY.

The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it.  However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders or would involve the Trustee in any liability (including in its individual capacity) unless the Trustee is offered indemnity reasonably satisfactory to it; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

6.06                        LIMITATION ON SUITS.

Except as provided in Section 6.07, a Securityholder may not institute any proceeding under this Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under this Indenture unless:

(i)            the Holder gives to the Trustee written notice of a continuing Event of Default;

(ii)           the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding make a written request to the Trustee to pursue the remedy;

(iii)          such Holder or Holders offer and, if requested, provide to the Trustee indemnity reasonably satisfactory to the Trustee against any loss, liability, expense damage or costs to or of the Trustee in connection with pursuing such remedy;

(iv)          the Trustee does not comply with or respond to the request within sixty (60) days after receipt of such notice, request and indemnity; and

(v)           during such sixty (60) day period, the Holders of a majority in aggregate principal amount of the Securities then outstanding do not give the Trustee a direction inconsistent with the initial request.

A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

6.07                        RIGHTS OF HOLDERS TO RECEIVE PAYMENT OR TO CONVERT THEIR SECURITIES.

Notwithstanding any other provision of this Indenture to the contrary, the right of any Holder to bring suit for the enforcement of payment of all amounts due with respect to the Securities or to convert the Securities, on or after the respective due dates as provided herein, shall not be impaired or affected without the consent of the Holder.

6.08                        COLLECTION SUIT BY TRUSTEE.

If an Event of Default specified in Section 6.01(i) or (ii) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount due with respect to the Securities, including any unpaid and accrued interest.

6.09                        TRUSTEE MAY FILE PROOFS OF CLAIM.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee, any predecessor Trustee and the Securityholders allowed in any judicial proceedings relative to the Company with respect to the Securities or its creditors or properties.

The Trustee may collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

6.10                        PRIORITIES.

If the Trustee collects any money pursuant to this Article VI, it shall pay out the money in the following order:

First:	to the Trustee for amounts due under Section 7.06;

Second:	to Securityholders for all amounts due and unpaid on the Securities, without preference or priority of any kind, according to the amounts due and payable on the Securities; and

Third:	to the Company.

The Trustee, upon prior written notice to the Company, may fix a record date and payment date for any payment by it to Securityholders pursuant to this Section 6.10.  At least fifteen (15) days before each such record date, the Trustee shall give to each Holder and the Company a written notice that states such record date and payment date and the amount of such payment.

6.11                        UNDERTAKING FOR COSTS.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit other than the Trustee of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than ten percent (10%) in aggregate principal amount of the outstanding Securities.

ARTICLE VII

TRUSTEE

7.01                        DUTIES OF TRUSTEE.

(A)          If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(B)          The Trustee, except during the continuance of an Event of Default:

(i)            need perform only those duties that are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)           in the absence of bad faith, willful misconduct or gross negligence on its part, may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee, and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(C)          The Trustee may not be relieved from liability for its own bad faith, its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i)            this clause (C) does not limit the effect of clause (B);

(ii)           the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer thereof, unless it is conclusively determined by a court of competent jurisdiction that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(iii)          the Trustee shall be not liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 or any other provision of this Indenture.

(D)          Every provision of this Indenture that in any way relates to the Trustee is subject to the provisions of this Section 7.01.

(E)           The Trustee shall not be liable for interest on or the investment of any money received by it except as the Trustee may agree in writing with the Company.  Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(F)           The Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability for the performance of any of its duties hereunder or the exercise of any of its rights or powers if there is reasonable ground for believing that the repayment of such funds or reasonably adequate indemnity against such risk or liability is not assured to it.

7.02                        RIGHTS OF TRUSTEE.

(A)          The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person.  The Trustee need not investigate any fact or matter stated in the document; if, however, the Trustee shall determine to make such further inquiry or investigation, it shall be entitled during normal business hours of the Company to examine the relevant books, records and premises of the Company, personally or by agent or attorney upon reasonable prior notice at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(B)          Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate and/or an Opinion of Counsel.  The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel.  No such Officer’s Certificate or Opinion of Counsel shall be at the expense of the Trustee.

(C)          Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution.

(D)          The Trustee may consult with counsel, and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(E)           The Trustee may act through agents or attorneys, and the Trustee shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(F)           The Trustee shall not be liable for any action it takes, suffers or omits to take in good faith, which it believes to be authorized or within its discretion, rights or powers conferred upon it by this Indenture.

(G)          The Trustee shall not have any duty to inquire as to the performance of the Company with respect to the covenants contained in Article IV or Article X.  In addition, the Trustee shall not be deemed to have knowledge of a Default, Event of Default, Fundamental Change or Make-Whole Fundamental Change except (i) with respect to the Trustee, any Default or Event of Default occurring pursuant to Sections 6.01(i) or 6.01(ii), or (ii) any Default, Event of Default, Fundamental Change, Make-Whole Fundamental Change of which a Responsible Officer of the Trustee shall have received written notification from a Securityholder or the Company of the circumstances constituting the same and stating so in such written notifications, or obtained actual knowledge. Except as otherwise provided herein, the Trustee may, in the absence of such actual knowledge or receipt of such written notification, conclusively assume that there is no Default, Event of Default, Fundamental Change or Make-Whole Fundamental Change.  Delivery of reports, information and documents to the Trustee under Article IV (other than Sections 4.04 and 4.07) is for informational purposes only and the receipt by the Trustee of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which each of the Trustee is entitled to rely on Officer’s Certificates).

(H)          The Trustee shall not be under any obligation to exercise any of the rights or powers vested by this Indenture at the request or direction of any of the Holders pursuant to this Indenture unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(I)            The rights, privileges, protections, immunities and benefits given to the Trustee, including without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other person employed to act hereunder.

(J)            The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of individuals and/or titles of Officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(K)          The Trustee shall not have any duty (i) to see to any recording, filing or depositing of this Indenture or any Indenture referred to herein or any financing statement or continuation statement evidencing a security interest, or to see to the maintenance of any such recording or filing or depositing or to any rerecording, refiling or redepositing of any thereof or (ii) to see to any insurance.

(L)           The rights of the Trustee to perform any discretionary act enumerated in this Indenture shall not be construed as a duty, and the Trustee shall not be answerable other than for its bad faith, gross negligence or willful misconduct in the performance of such act.

(M)         The Trustee shall not be required to give any bond or surety in respect of the execution of the powers granted hereunder.

(N)          In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(O)          In no event shall the Trustee be responsible or liable for special, indirect, consequential or punitive loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

7.03                        INDIVIDUAL RIGHTS OF TRUSTEE.

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or any of its Affiliates with the same rights the Trustee would have if it were not Trustee.  Any Securities Agent may do the same with like rights.  The Trustee, however, must comply with Sections 7.09 and 7.10.

7.04                        DISCLAIMER OF THE TRUSTEE.

The Trustee does not make any representation as to the validity or adequacy of this Indenture, the Securities or any other document in connection with the sale of the Securities; the Trustee shall not be accountable for the Company’s use of the proceeds from the Securities; and the Trustee shall not be responsible for any statement in the Securities (other than its certificate of authentication).

7.05                        NOTICE OF DEFAULTS.

If a Default or Event of Default occurs and is continuing as to which the Trustee has received written notice pursuant to the provisions of this Indenture, or as to which a Responsible Officer of the Trustee shall have actual knowledge, then the Trustee shall give to each Holder a notice of the Default or Event of Default within thirty (30) days after receipt of such notice or after acquiring such knowledge, as applicable, unless such Default or Event of Default has been cured or waived; provided, however, that, except in the case of a Default or Event of Default in payment of any amounts due with respect to any Security, the Trustee may withhold such notice if, and so long as it in good faith determines that, withholding such notice is in the best interests of Holders.

7.06                        COMPENSATION AND INDEMNITY.

The Company shall pay to the Trustee (which for purposes of this Section 7.06 shall also include The Bank of New York Mellon as Paying Agent, Registrar and Conversion Agent) from time to time such compensation for its/their respective services as shall be agreed upon in writing.  The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it/them, respectively, pursuant to, and in accordance with, any provision hereof.  Such expenses shall include the reasonable compensation and out-of-pocket expenses of the agents and counsel of the Trustee.

The Company shall indemnify the Trustee (which shall include, with respect to any and all roles hereunder performed by The Bank of New York Mellon, its directors, officers, employees, agents and counsel) against any and all loss, liability, damage, claim or expense (including the reasonable fees and expenses of counsel and taxes other than franchise taxes and taxes based upon, measured by or determined by the income of the Trustee) incurred by it in connection with the acceptance or administration of this trust and the performance of its duties and/or the exercise of its rights hereunder, including the reasonable costs and expenses of defending itself against any claim (whether asserted by the Company, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers and duties hereunder. The Company need not pay any settlement made without its consent, which consent shall not be unreasonably withheld or delayed.  The Trustee shall notify the Company promptly of any claim for which it may seek indemnification.  Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder.  The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through the gross negligence, bad faith or willful misconduct of the Trustee and as determined by a court of competent jurisdiction in a final decision.

To secure the Company’s payment obligations in this Section 7.06, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay amounts due on particular Securities.

The indemnity obligations of the Company with respect to the Trustee provided for in this Section 7.06 shall survive termination or discharge of this Indenture, the final payment in full on the Securities and any resignation or removal of the Trustee.

Without prejudice for any other rights available under applicable law, when the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(viii) or 6.01(ix) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

7.07                        REPLACEMENT OF TRUSTEE.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon such successor’s acceptance of appointment as provided in this Section 7.07.

The Trustee may resign by so notifying the Company in writing thirty (30) Business Days prior to such resignation.  The Holders of a majority in aggregate principal amount of the Securities then outstanding may remove the Trustee by so notifying the Trustee and the Company in writing and may appoint a successor Trustee with the Company’s consent.  The Company may remove the Trustee if:

(i)                                     the Trustee fails to comply with Section 7.09; or

(ii)                                  the Trustee adjudged a bankrupt or an insolvent; or

(iii)                               a receiver or other public officer takes charge of the Trustee or its property; or

(iv)                              the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.

If a successor Trustee does not take office within thirty (30) Business Days after the retiring Trustee resigns or is removed, the retiring Trustee may, at the Company’s expense, and the Company or the Holders of at least ten percent (10%) in aggregate principal amount of the outstanding Securities may, petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.09, the Company or any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Each successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company.  Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture.  The successor Trustee shall give a notice of its succession to Securityholders.  The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.06.  Notwithstanding any replacement of the Trustee pursuant to this Section 7.07, the Company’s obligations under Section 7.06 hereof shall continue for the benefit of the retiring Trustee.

7.08                        SUCCESSOR TRUSTEE BY MERGER, ETC.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee if such successor corporation is otherwise eligible hereunder.

7.09                        ELIGIBILITY; DISQUALIFICATION.

There shall at all times be a Trustee hereunder, which (A) is an entity organized and doing business under the laws of the United States or of any state thereof, (B) is authorized under such laws to exercise corporate trustee power, (C) is subject to supervision or examination by federal or state authorities and (D) has a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition.  The Trustee shall comply with TIA § 310(b).  Nothing in this Indenture shall prevent the Trustee from filing with the SEC the application referred to in the penultimate paragraph of TIA § 310(b).

7.10                        PREFERENTIAL COLLECTION OF CLAIMS AGAINST COMPANY.

The Trustee shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b).  A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

ARTICLE VIII

DISCHARGE OF INDENTURE

8.01                        TERMINATION OF THE OBLIGATIONS OF THE COMPANY.

This Indenture shall cease to be of further effect if (a) either (i) all outstanding Securities (other than Securities replaced pursuant to Section 2.07) have been delivered to the Trustee for cancellation or (ii) all outstanding Securities have become due and payable at their scheduled maturity or upon Redemption or pursuant to a Fundamental Change Purchase Offer, and in either case the Company irrevocably deposits, prior to the applicable due date, with the Trustee or the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) cash sufficient to pay all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to Section 2.07) on the Maturity Date or a Redemption Date or Fundamental Change Purchase Date, as the case may be; (b) the Company pays to the Trustee all other sums payable hereunder by the Company; (c) no Default or Event of Default with respect to the Securities shall exist on the date of such deposit; (d) such deposit will not result in a breach or violation of, or constitute a Default or Event of Default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; and (e) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with; provided, however, that Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.17, 2.18, 2.19, 4.01, 4.02, 4.05 and 7.07 and Articles III, VIII and X of this Indenture, shall survive any discharge of this Indenture until such time as the Securities have been paid in full and there are no Securities outstanding; provided, further, that Section 7.06 shall survive until otherwise discharged hereunder.

8.02                        APPLICATION OF TRUST MONEY.

The Trustee shall hold in trust all money deposited with it pursuant to Section 8.01 and shall apply such deposited money through the Paying Agent and in accordance with this Indenture to the payment of amounts due on the Securities.

8.03                        REPAYMENT TO COMPANY.

The Trustee and the Paying Agent shall promptly, upon the written request of the Company, return to the Company any excess money held by them at any time pursuant to this Article VIII.  The Trustee and the Paying Agent shall pay to the Company upon the written request of the Company any money held by them for the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the Securities that remains unclaimed for two (2) years; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may, at the expense of the Company, cause to be published once in a newspaper of general circulation in the City of New York or provide each Holder, notice stating that such money remains unclaimed and that, after a date specified therein, which shall not be less than thirty (30) days from the date of such publication or notice, any unclaimed balance of such money then remaining will be repaid to the Company. After payment to the Company, Securityholders entitled to the money must look to the Company for payment as general creditors, subject to applicable law, and all liability of the Trustee and the Paying Agent with respect to such money and payment shall, subject to applicable law, cease.

8.04                        REINSTATEMENT.

If the Trustee or Paying Agent is unable to apply any money in accordance with Section 8.02 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the obligations of the Company under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02; provided, however, that if the Company has made any payment of amounts due with respect to any Securities because of the reinstatement of its obligations, then the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE IX

AMENDMENTS

9.01                        WITHOUT CONSENT OF HOLDERS.

The Company and the Trustee may amend or supplement this Indenture or the Securities without notice to or the consent of any Securityholder:

(i)                                     to comply with Sections 5.01 and 10.11;

(ii)                                  to make any amendment to the provisions of this Indenture relating to the transfer and legending of Securities provided, however, that (a) compliance with this Indenture as so amended would not result in Securities being transferred in violation of the Securities Act or any other applicable securities law and (b) no such amendment materially and adversely affects rights of any Holder;

(iii)                               to evidence and provide the acceptance to the appointment of a successor Trustee under this Indenture;

(iv)                              to secure the obligations of the Company or any other obligor under this Indenture in respect of the Securities;

(v)                                 to add to the covenants of the Company described in this Indenture for the benefit of Securityholders or to surrender any right or power conferred upon the Company;

(vi)                              to make provisions with respect to adjustments to the Conversion Rate as required by this Indenture or to increase the Conversion Rate in accordance with this Indenture;

(vii)                           to add guarantees or additional obligors with respect to the Securities;

(viii)                        to add any additional Events of Default;

(ix)                              to comply with the requirements of the Canadian securities regulatory authority, the SEC, the NYSE MKT, the TSX or any applicable securities depository or stock exchange or market on which Common Shares may be listed or admitted for trading, provided that no such amendment or supplement materially and adversely affects the rights of any Holder;

(x)                                 to provide that the Securities are convertible into Reference Property (subject to the provisions described under Section 10.02) as described under Section 10.11 and make related changes to the terms of the Securities;

(xi)                              to provide for the issuance of Additional Securities in accordance with the limitations set forth in this Indenture; or

(xii)                           to make any change that does not adversely affect the rights of any Holder of the Securities in any material respect.

In addition, the Company and the Trustee may enter into a supplemental indenture without the consent of Holders of the Securities to (i) cure any ambiguity, defect, omission or inconsistency in this Indenture in a manner that does not, individually or in the aggregate with all other modifications made or to be made to this Indenture, adversely affect the rights of any Holder; or (ii) conform this Indenture to the description of the Securities contained in the Offering Memorandum.

9.02                        WITH CONSENT OF HOLDERS.

The Company and the Trustee may amend or supplement this Indenture or the Securities without notice to any Securityholder but with the written consent of the Holders of a majority in aggregate principal amount of the outstanding Securities.  Subject to Sections 6.04 and 6.07, the Holders of a majority in aggregate principal amount of the outstanding Securities may, by notice to the Trustee, waive compliance by the Company with any provision of this Indenture or the Securities without notice to any other Securityholder.  Notwithstanding anything herein to the contrary, without the consent of each Holder of each outstanding Security affected, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not:

(a)                                 change the stated maturity of the principal of, or the payment date of any installment of interest or any Make-Whole Payment on, any Security;

(b)                                 reduce the principal amount of, or interest or any Make-Whole Payment, on, any Security;

(c)                                  change the place, manner or currency of payment of principal of, or any interest or any Make-Whole Payment on, any Security;

(d)                                 impair the right to institute suit for the enforcement of any payment on, or with respect to, or of the conversion of, any Security;

(e)                                  modify, in a manner adverse to Holders, the provisions with respect to the right of Holders pursuant to Article III to require the Company to offer to purchase Securities upon the occurrence of a Fundamental Change;

(f)                                   modify any provisions of this Indenture relating to ranking as to contractual right of payment in a manner adverse to the Holders of the Securities;

(g)                                  adversely affect the right of Holders to convert Securities in accordance with Article X;

(h)                                 reduce the percentage of the aggregate principal amount of the outstanding Securities whose Holders must consent to a modification to or amendment of any provision of this Indenture or the Securities;

(i)                                     reduce the percentage of the aggregate principal amount of the outstanding Securities whose Holders must consent to a waiver of compliance with any provision of this Indenture or the Securities or a waiver of any Default or Event of Default; or

(j)                                    modify the provisions of this Indenture with respect to modification and waiver (including waiver of a Default or an Event of Default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected Holder.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

9.03                        NOTICE TO HOLDERS.

Promptly after an amendment, supplement or waiver under Section 9.01 or Section 9.02 becomes effective, the Company shall provide to Securityholders a notice briefly describing such amendment, supplement or waiver.  Any failure of the Company to provide such notice shall not in any way impair or affect the validity of such amendment, supplement or waiver.

9.04                        REVOCATION AND EFFECT OF CONSENTS.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security.  However, unless such consent or waiver is irrevocable by its terms, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective.  An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

After an amendment, supplement or waiver becomes effective with respect to the Securities in accordance with this Indenture, it shall bind every Holder unless such amendment, supplement or waiver makes a change that requires, pursuant to Section 9.02, the consent of each Holder affected.  In that case, the amendment, supplement or waiver shall bind each Holder of a Security who has consented to it and, provided that notice of such amendment, supplement or waiver is reflected on a Security that evidences the same debt as the consenting Holder’s Security, every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security.

9.05                        NOTATION ON OR EXCHANGE OF SECURITIES.

If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver such amendment, supplement or waiver to the Trustee.  The Trustee may place an appropriate notation on the Security as directed and prepared by the Company about the changed terms and return it to the Holder.  Alternatively, if the Company so determines, the Company in exchange for the Security shall issue and, upon receipt of a Company Order, the Trustee shall authenticate a new Security that reflects the changed terms.

9.06                        TRUSTEE PROTECTED.

The Trustee shall sign any amendment, supplemental indenture or waiver authorized pursuant to this Article IX provided, however, that the Trustee need not sign any amendment, supplement or waiver authorized pursuant to this Article IX that adversely affects the Trustee’s rights, duties, liabilities or immunities.  The Trustee shall be entitled to receive and conclusively rely upon an Opinion of Counsel as to legal matters and an Officer’s Certificate as to factual matters that any supplemental indenture, amendment or waiver is permitted or authorized pursuant to this Indenture and that all conditions precedent to the execution of such supplemental indenture have been fulfilled.

9.07                        EFFECT OF SUPPLEMENTAL INDENTURES.

Upon the due execution and delivery of any supplemental indenture in accordance with this Article IX, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes, and, except as set forth in Sections 9.02 and 9.04, every Holder of Securities shall be bound thereby.

ARTICLE X

CONVERSION

10.01                 CONVERSION PRIVILEGE; RESTRICTIVE LEGENDS.

(A)                               Subject to the provisions of Article III and this Article X, the Securities shall be convertible, in integral multiples of $1,000 principal amount, into cash, Common Shares, or a combination of cash and Common Shares, at the Company’s election as described under Section 10.02 at any time until the close of business on the third Business Day immediately preceding August 15, 2021.

(B)                               The initial Conversion Rate shall be 1,111.1111 Common Shares per $1,000 principal amount of Securities.  The Conversion Rate shall be subject to adjustment in accordance with Sections 10.05 through 10.15.

(C)                               A Holder may convert a portion of the principal amount of a Security if such portion is $1,000 principal amount or an integral multiple of $1,000 principal amount. Provisions of this Indenture that apply to conversion of all of a Security also apply to conversion of a portion of such Security.

(D)                               Any Common Shares that are issued upon conversion of a Security that bears the Private Placement Legend shall also bear the Private Placement Legend. Any Common Shares that are issued upon conversion of a Security that does not bear the Private Placement Legend shall also not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Common Shares not bearing the Private Placement Legend, the registrar and transfer agent for the Common Shares shall deliver Common Shares that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Common Shares bearing the Private Placement Legend, the registrar and transfer agent for the Common Shares shall deliver only Common Shares that bear the Private Placement Legend unless (i) the requested transfer is after the Resale Restriction Termination Date, (ii) there is delivered to the Company and the registrar and transfer agent for the Common Shares an opinion of counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act, (iii) such Common Shares have been sold pursuant to an effective registration statement under the Securities Act and the Holder selling such Common Shares has delivered to the registrar and transfer agent for the Common Shares a notice in the form of Exhibit C hereto, or (iv) such Common Shares has been sold outside the United States pursuant to Regulation S under the Securities Act and the Holder selling such Common Shares has delivered to the registrar and transfer agent for the Common Shares a certificate in the form of Exhibit D hereto.

(E)                                Any Common Shares that are issued upon conversion of a Security (other than an Exchange Security) before the date that is four months and a day after the original distribution date of such Security or any Additional Security shall bear the Canadian Legend.

10.02                 CONVERSION PROCEDURE AND PAYMENT UPON CONVERSION.

(A)                               To convert a Security, a Holder must satisfy the requirements of paragraph 10 of the Securities. If a Security is tendered for conversion in accordance with this Article X, then upon conversion, the Company will (i) pay or deliver, as the case may be, either cash (“cash settlement”), Common Shares (“physical settlement”) or a combination of cash and Common Shares (“combination settlement”), at its election and as described below (each such settlement method, a “settlement method”) and (ii) pay or deliver any Conversion Make-Whole Payment payable as described in this Article X. Except for any conversion for which the relevant Conversion Date is on or after the 13th Trading Day prior to August 15, 2021, the Company will use the same settlement method for all conversions with the same Conversion Date, but the Company will not have any obligation to use the same settlement method with respect to conversions with different Conversion Dates. If the Company elects a settlement method, the Company will inform Holders so converting through the Conversion Agent of the settlement method it has selected no later than the close of business on the trading day immediately following the related Conversion Date (or in the case of any conversions for which the relevant Conversion Date occurs on or after August 15, 2021, no later than August 15, 2021). If the Company does not timely elect a settlement method, the Company will be deemed to have elected physical settlement in respect of its conversion obligation, as described below. If the Company elects combination settlement, but it does not timely notify converting Holders of the specified dollar amount per $1,000 principal amount of Securities, such specified dollar amount will be deemed to be $1,000. Settlement amounts will be computed as follows:

(i)                                     if the Company elects (or is deemed to have elected) physical settlement, the Company will deliver, through its transfer agent for its Common Shares, to each converting Holder a number of Common Shares equal to (1) (A) the aggregate principal amount of Securities to be converted, divided by (B) $1,000 multiplied by (2) the Conversion Rate in effect on the relevant Conversion Date (provided that the Company shall deliver cash in lieu of fractional shares as described in clause (ii) below);

(ii)                                  if the Company elects cash settlement, it will pay to the converting Holder in respect of each $1,000 principal amount of Securities being converted cash in an amount equal to the sum of the daily conversion values for each of the ten (10) consecutive Trading Days during the related observation period; and

(iii)                               if the Company elects combination settlement, it will pay or deliver, as the case may be, to the converting Holder in respect of each $1,000 principal amount of Securities being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the ten (10) consecutive Trading Days during the related observation period.

(B)

(i)                                     The “daily settlement amount,” for each of the ten (10) consecutive Trading Days during the observation period, shall consist of:

(a)                                 cash equal to the lesser of (i) the maximum cash amount per $1,000 principal amount of Securities to be received upon conversion as specified in the notice specifying the Company’s chosen settlement method (the “specified dollar amount”), if any, divided by ten (10) (such quotient, the “daily measurement value”) and (ii) the daily conversion value; and

(b)                                 if the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the Daily VWAP of Common Shares for such Trading Day.

(ii)                                  The “daily conversion value” means, for each of the ten (10) consecutive Trading Days during the observation period, 10.0% of the product of (a) the Conversion Rate on such Trading Day and (b) the Daily VWAP of the Common Shares for such Trading Day.

(iii)                               The “observation period” with respect to any Security surrendered for conversion means:

(a)                                 if the relevant Conversion Date occurs prior to the 13th Trading Day prior to August 15, 2021, the ten (10) consecutive trading day period beginning on, and including, the second Trading Day immediately succeeding such Conversion Date; and

(b)                                 if the relevant Conversion Date occurs on or after the 13th Trading Day prior to August 15, 2021, the ten (10) consecutive Trading Days beginning on, and including, the 12th scheduled trading day immediately preceding the Maturity Date.

(iv)                              The “scheduled trading day” means a day that is scheduled to be a Trading Day on the NYSE MKT, or if the Common Shares are not then listed on the NYSE MKT, on the principal U.S. national or other securities exchange or market (including any non-U.S. securities exchange or market) on which the Common Shares are listed or admitted for trading. If the Common Shares are not so listed or admitted for trading, “scheduled trading day” means a business day.

(v)                                 Except as described elsewhere under Article X the Company will deliver the consideration due in respect of conversion on or before the third Trading Day immediately following the relevant Conversion Date, if the Company elects physical settlement, or on or before the third Trading Day immediately following the last Trading Day of the relevant observation period, in the case of any other settlement method.

(vi)                              The Company will not issue a fractional Common Share upon conversion of a Security. Instead, the Company shall pay cash in lieu of fractional shares based on the Daily VWAP of Common Shares on the relevant Conversion Date or, if such Conversion Date is not a Trading Day, the immediately preceding Trading Day (in the case of physical settlement) or based on the Daily VWAP of Common Shares for the last Trading Day of the relevant observation period (in the case of combination settlement).

(vii)                           Each conversion will be deemed to have been effected as to any Security surrendered for conversion on the Conversion Date; provided, however, that the person in whose name any Common Shares shall be issuable upon such conversion will become the holder of record of such shares as of the close of business on the Conversion Date (in the case of physical settlement) or the last Trading Day of the relevant observation period (in the case of combination settlement).

(C)                               On conversion, the Holder of a Security will be entitled to receive, together with any other consideration payable upon conversion, accrued and unpaid interest on such converted Security through, but excluding, the Conversion Date. Except as provided in the Securities or in this Article X, no payment or adjustment will be made for accrued interest on a converted Security or for dividends on any Common Shares issued on or prior to conversion. However, if any Holder surrenders a Security for conversion after the close of business on the record date for the payment of an installment of interest and prior to the related interest payment date, then, notwithstanding such conversion, such Holder will not receive any payment for interest on such Conversion Date and instead the interest payable with respect to such Security on such interest payment date shall be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date; provided, however, that such Security, when surrendered for conversion, must be accompanied by payment to the Conversion Agent on behalf of the Company of an amount equal to the interest payable on such converted Security from and including such Conversion Date to but excluding such interest payment date unless either (i) a Conversion Make-Whole Payment is payable upon such conversion, or (ii) such Security is surrendered for conversion after the close of business on the record date immediately preceding the Maturity Date; provided further, however, that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to Section 2.14 or otherwise (it being understood that nothing in this Section 10.02(C) shall affect the Company’s obligations under Section 2.14).

(D)                               If a Holder converts more than one Security at the same time, the number of full Common Shares issuable upon such conversion, if any, shall be based on the total principal amount of all Securities converted.

(E)                                Upon surrender of a Security that is converted in part, the Trustee shall authenticate for the Holder a new Security equal in principal amount to the unconverted portion of the Security surrendered.

(F)                                 If the last day on which a Security may be converted is a Legal Holiday in a place where a Conversion Agent is located, the Security may be surrendered to that Conversion Agent on the next succeeding day that is not a Legal Holiday.

10.03                 TAXES ON CONVERSION.

If a Holder converts its Security, the Company shall pay any documentary, stamp or similar issue or transfer tax or duty due on the issue, if any, of Common Shares upon the conversion. However, such Holder shall pay any such tax, duty or transfer fee which is due because such shares are issued in a name other than such Holder’s name. The Company may refuse to deliver a certificate representing the Common Shares to be issued in a name other than such Holder’s name until the Company receives a sum sufficient to pay any tax or duty which will be due because such shares are to be issued in a name other than such Holder’s name. Nothing herein shall preclude any tax withholding required by law or regulation.

10.04                 COMPANY TO PROVIDE COMMON SHARES.

The Company shall at all times reserve out of its authorized but unissued Common Shares enough Common Shares to permit the conversion, in accordance herewith, of all of the Securities into Common Shares.

All Common Shares which may be issued upon conversion of the Securities shall be validly issued, fully paid and non-assessable and shall be free of preemptive or similar rights and free of any lien or adverse claim.

The Company shall comply with all securities laws regulating the offer and delivery of Common Shares upon conversion of Securities and shall list such shares on each national securities exchange or automated quotation system on which the Common Shares are then listed.

10.05                 ADJUSTMENT OF CONVERSION RATE.

The Conversion Rate shall be subject to adjustment from time to time, without duplication, upon the occurrence of any of the following events:

(A)                               If the Company exclusively issues Common Shares as a dividend or distribution on all or substantially all of the outstanding Common Shares, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where

CR0                        =                                             the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

CR'                           =                                             the Conversion Rate in effect immediately after the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

OS0                          =                                             the number of Common Shares outstanding immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS'                             =                                             the number of Common Shares outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this Section 10.05(A) shall become effective immediately after the open of business on the Ex Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this Section 10.05(A) is declared but not so paid or made, or any share split or combination of the type described in this Section 10.05(A) is announced but the outstanding Common Shares are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or not to split or combine the outstanding Common Shares, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

(B)                               If the Company distributes to all or substantially all holders of the Common Shares any rights, options or warrants (other than in connection with a shareholders’ rights plan) entitling them, for a period expiring not more than forty-five (45) days immediately following the announcement date of such distribution, to purchase or subscribe for Common Shares, at a price per share that is less than the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Company’s announcement of such distribution, the Conversion Rate shall be increased based on the following formula:

where

CR0                        =                                             the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such distribution;

CR'                           =                                             the Conversion Rate in effect immediately after the open of business on the Ex Date for such distribution;

OS0                          =                                             the number of Common Shares that are outstanding immediately prior to the open of business on the Ex Date for such distribution;

X                                      =                                             the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y                                      =                                             the number of Common Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Company’s announcement of such distribution.

Any increase made under this Section 10.05(B) shall be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the Ex Date for such distribution. The Company shall not issue any such rights, options, or warrants in respect of Common Shares held in treasury by the Company. To the extent that such rights, options or warrants are not exercised prior to their expiration or the Common Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares actually delivered pursuant to exercise of such rights, options or warrants prior to their expiration date. If such rights, options or warrants are not so distributed, or if no such right, option or warrant is exercised prior to its expiration date, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such Ex Date for such distribution had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Common Shares at a price per Common Share that is less than such average of the Closing Sale Prices for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Company’s announcement of such distribution, and in determining the aggregate offering price of the Common Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors. In no event shall the Conversion Rate be decreased pursuant to this Section 10.05(B).

(C)                               If the Company distributes shares of its capital stock, evidences of its indebtedness, other of its assets or property or rights, options or warrants to acquire the Company’s capital stock or other securities, to all or substantially all holders of Common Shares but excluding (i) dividends or distributions covered by Sections 10.05(A) and 10.05(B), (ii) dividends or distributions paid exclusively in cash covered by Section 10.05(D), (iii) any dividends or distributions of Reference Property in exchange for Common Shares in connection with a transaction described in Section 10.11; and (iv) Spin-Offs to which the provisions set forth in the latter portion of this Section 10.05(C) shall apply (any of such shares of capital stock, indebtedness or other assets or property of the Company, rights, options or warrants, the “Distributed Property”), then, in each such case the Conversion Rate shall be increased based on the following formula:

where

CR0                        =                                             the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such distribution;

CR'                           =                                             the Conversion Rate in effect immediately after the open of business on the Ex Date for such distribution;

SP0                            =                                             the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex Date for such distribution; and

FMV                   =                                             the fair market value (as determined by the Board of Directors) of the shares of capital stock, evidences of indebtedness, other assets or property of the Company, rights, options or warrants distributed with respect to each outstanding Common Share as of the open of business on the Ex Date for such distribution.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Security shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as the holders of the Common Shares, the amount and kind of Distributed Property that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such distribution.

Any increase made under the portion of this Section 10.05(C) above shall become effective immediately after the open of business on the Ex Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such distribution had not been declared.

With respect to an adjustment pursuant to this Section 10.05(C) where there has been a payment of a dividend or other distribution on the capital stock of any class or series, or similar equity interest, of or relating to any Subsidiary or other business unit of the Company, where such capital stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the Spin-Off) on a U.S. national securities exchange or a reasonably comparable non-U.S. equivalent (a “Spin-Off”), the Conversion Rate in effect immediately before the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date of the Spin-Off shall be increased based on the following formula:

where

CR0                        =                                             the Conversion Rate in effect immediately prior to the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off;

CR'                           =                                             the Conversion Rate in effect immediately after the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off;

FMV0              =                                             the average of the Closing Sale Prices of the capital stock or similar equity interest distributed to holders of the Common Shares applicable to one Common Share over the first ten (10) consecutive Trading Day period immediately following, and including, the Ex Date for the Spin-Off; and

MP0                       =                                             the average of the Closing Sale Prices of the Common Shares over the first ten (10) consecutive Trading Day period immediately following, and including, the Ex Date for the Spin-Off.

The adjustment to the Conversion Rate under the preceding paragraph shall become effective at the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the first ten (10) Trading Days immediately following and including, the Ex Date of any Spin-Off, references in the portion of this Section 10.05(C) related to Spin-Offs to ten (10) consecutive Trading Days shall be deemed replaced, solely in respect of that conversion, with such lesser number of consecutive Trading Days as have elapsed between the Ex Date of such Spin-Off and the Conversion Date for such conversion.

Subject in all respects to Section 10.14, rights, options or warrants distributed by the Company to all holders of its Common Shares entitling the holders thereof to subscribe for or purchase shares of the Company’s capital stock, including Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Shares, shall be deemed not to have been distributed for purposes of this Section 10.05(C) (and no adjustment to the Conversion Rate under this Section 10.05(C) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 10.05(C). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex Date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 10.05(C) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued.

For purposes of Section 10.05(A), Section 10.05(B) and this Section 10.05(C), if any dividend or distribution to which this Section 10.05(C) is applicable also includes one or both of:

(i)                                     a dividend or distribution of Common Shares to which Section 10.05(A) is applicable (the “Clause A Distribution”); or

(ii)                                  a dividend or distribution of rights, options or warrants to which Section 10.05(B) is applicable (the “Clause B Distribution”),

then (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 10.05(C) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 10.05(C) with respect to such Clause C Distribution shall then be made and (2) the Clause A Distribution and the Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 10.05(A) and Section 10.05(B) with respect thereto shall then be made, except that, if determined by the Board of Directors (I) the Ex Date of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex Date of the Clause C Distribution and (II) any Common Shares included in the Clause A Distribution or the Clause B Distribution shall be deemed not to be “outstanding immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be” within the meaning of Section 10.05(A) or “outstanding immediately prior to the open of business on the Ex Date for such distribution” within the meaning of Section 10.05(B).

In no event shall the Conversion Rate be decreased pursuant to this Section 10.05(C).

(D)                               If any cash dividend or distribution (other than dividends or distributions as to which an adjustment was made pursuant to Section 10.05(C) above or Section 10.05(E) below) is made to all or substantially all holders of the Common Shares, the Conversion Rate shall be increased based on the following formula:

where

CR0                                     =                                the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such dividend or distribution;

CR'                                        =                                the Conversion Rate in effect immediately after the open of business on the Ex Date for such dividend or distribution;

SP0                                         =                                the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period immediately preceding the Ex Date for such dividend or distribution; and

C                                                   =                                the amount in cash per Common Share the Company distributes to all or substantially all holders of its Common Shares.

Any increase to the Conversion Rate under this Section 10.05(D) shall become effective immediately after the open of business on the Ex Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Security shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as holders of the Common Shares, the amount of cash such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such cash dividend or distribution.

In no event shall the Conversion Rate be decreased pursuant to this Section 10.05(D).

(E)                                If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Shares, to the extent that the cash and value of any other consideration included in the payment per Common Share exceeds the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

where

CR0                                     =                                the Conversion Rate in effect immediately prior to the close of business on the last Trading Day of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR'                                        =                                the Conversion Rate in effect immediately after the close of business on the last Trading Day of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC                                          =                                the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Common Shares purchased in such tender or exchange offer;

OS0                                       =                                the number of Common Shares outstanding immediately prior to the date and time such tender or exchange offer expires (prior to giving effect to the purchase or exchange of all shares accepted for purchase or exchange in such tender offer or exchange offer);

OS'                             =                                             the number of Common Shares outstanding immediately after the date and time such tender or exchange offer expires (after giving effect to the purchase or exchange of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP'                               =                                             the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under this Section 10.05(E) shall occur at the close of business on the tenth (10th) Trading Day immediately following, but excluding, the date such tender or exchange offer expires; provided that, (x) in respect of any conversion of Securities for which physical settlement is applicable, if the relevant Conversion Date occurs during the ten (10) Trading Days immediately following, but excluding, the date that any such tender or exchange offer expires, references in this Section 10.05(E) to ten (10) Trading Days shall be deemed replaced, solely in respect of that conversion, with such lesser number of consecutive Trading Days as have elapsed between the date that such tender or exchange offer expires and the Conversion Date for such conversion and (y) in respect of any conversion of Securities for which cash settlement or combination settlement is applicable, for any trading day that falls within the relevant observation period for such conversion and within the ten (10) Trading Days immediately following, but excluding, the date that any such tender or exchange offer expires, references within this Section 10.05(E) to ten (10) consecutive Trading Days shall be deemed replaced, solely in respect of that conversion with such lesser number of Trading Days as have elapsed between the expiration date of such tender or exchange offer and such trading day in determining the conversion rate as of such Trading Day. In no event shall the Conversion Rate be decreased pursuant to this Section 10.05(E).

(F)                                 Notwithstanding anything to the contrary herein, the Company may delay the settlement of any conversion of the Securities only to the extent necessary to calculate the amount of consideration due upon conversion in connection with any adjustment to the Conversion Rate set forth in this Section 10.05. In addition, notwithstanding this Section 10.05 or any other provision of this Indenture or the Securities, if a Conversion Rate adjustment becomes effective on any Ex Date, and a Holder that has converted its Securities on or after such Ex Date and on or prior to the related Record Date would be treated as the record holder of Common Shares as of the related Conversion Date as described under Section 10.02 based on an adjusted Conversion Rate for such Ex Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 10.05, the Conversion Rate adjustment relating to such Ex Date shall not be made for such converting Holder. Instead, such Holder shall be treated as if such Holder were the record owner of the Common Shares on an unadjusted basis and participate, following conversion, as a holder of Common Shares, in the related dividend, distribution or other event giving rise to such adjustment.

(G)                               In addition to the foregoing adjustments in subsections (A), (B), (C), (D) and (E) of this Section 10.05, the Company may, from time to time and to the extent permitted by law and the continued listing requirements of the NYSE MKT and the TSX (or if Common Shares are not listed on the NYSE MKT or the TSX, on such other exchange or market on which Common Shares are then listed or admitted for trading), increase the Conversion Rate by any amount for a period of at least twenty (20) Business Days or any longer period as may be permitted or required by law, if the Board of Directors has made a determination, which determination shall be conclusive, that such increase would be in the best interests of the Company. Such Conversion Rate increase shall be irrevocable during such period. The Company shall give notice to the Trustee and cause notice of such increase to be given to each Holder of Securities in accordance with Section 11.02, at least fifteen (15) days prior to the date on which such increase commences.

(H)                              Any increases in the Conversion Rate as determined by the Board of Directors pursuant to Section 10.05(G) shall not, without the approval of the Company’s shareholders, if required by the listing standards or rules of the NYSE MKT or the listing standards or rules of the TSX (or if Common Shares are not listed on the NYSE MKT or the TSX, on such other national or regional exchange or market on which Common Shares are then listed or quoted), result in the issuance of 20% or more of the Common Shares or the voting power, in the case of the NYSE MKT, the sale or issuance of 25% or more of the Common Shares or the voting power, in the case of the TSX, and the highest percentage permitted under applicable listing rules in the case of such other national or regional exchange or market on which Common Shares are then listed or admitted for trading), in each case, outstanding on the date hereof.

(I)                                   All calculations under this Article X shall be made to the nearest cent or to the nearest one-millionth of a share, as the case may be. Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th  per $1,000 principal amount of Securities.

10.06                 NO ADJUSTMENT.

Notwithstanding anything herein or in the Securities to the contrary, in no event shall the Conversion Rate be adjusted:

(A)                               upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities;

(B)                               upon the issuance of any Common Shares or restricted stock, restricted stock units, non-qualified stock options, incentive stock options or any other options, rights or other derivatives (including stock appreciation rights, deferred share units and performance share units) to purchase Common Shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of the Subsidiaries;

(C)                               upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in Section 10.06(B) above and outstanding as of the date the Securities were first issued hereunder;

(D)                               for accrued and unpaid interest, if any, including Additional Amounts, if any;

(E)                                upon the repurchase of any Common Shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in Section 10.05; or

(F)                                 for a change in the par value of Common Shares.

No adjustment in the Conversion Rate pursuant to Section 10.05 shall be required until cumulative adjustments are equal to at least one percent (1%) of the Conversion Rate as last adjusted (or, if never adjusted, the initial Conversion Rate); provided, however, that any such adjustments to the Conversion Rate which by reason of this Section 10.06 would result in less than a one percent (1%) change in the effective Conversion Rate are not required to be made shall be carried forward and taken into account in any subsequent adjustment to the Conversion Rate; provided further, that any such adjustment of less than one percent (1%) that has not been made shall be made upon the occurrence of (i) the effective date for any Make-Whole Fundamental Change and (ii) a Redemption Date; provided further, that if the Company shall provide a notice of Redemption pursuant to Section 3.04, or if a Fundamental Change or Make-Whole Fundamental Change occurs, then, in each case, any adjustments to the Conversion Rate that have been, and at such time remain, deferred pursuant to this Section 10.06 shall be given effect, and such adjustments, if any, shall no longer be carried forward and taken into account in any subsequent adjustment to the Conversion Rate.

If any rights, options or warrants issued by the Company and requiring an adjustment to the Conversion Rate in accordance with Section 10.05 are only exercisable upon the occurrence of certain triggering events, then the Conversion Rate will not be adjusted as provided in Section 10.05 until the earliest of such triggering event occurs. Upon the expiration or termination of any such rights, options or warrants without the exercise of such rights, options or warrants, the Conversion Rate then in effect shall be adjusted immediately to the Conversion Rate that would have been in effect at the time of such expiration or termination had such rights, options or warrants, to the extent outstanding immediately prior to such expiration or termination, never been issued.

If any dividend or distribution is declared and the Conversion Rate is adjusted pursuant to Section 10.05 on account of such dividend or distribution, but such dividend or distribution is thereafter not paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect had such dividend or distribution not been declared.

No adjustment to the Conversion Rate need be made pursuant to Section 10.05 for a transaction if Holders are to participate in the transaction without conversion on a basis and with notice that the Board of Directors determines in good faith to be fair and appropriate in light of the basis and notice on which holders of Common Shares participate in the transaction (which determination shall be described in a Board Resolution).

10.07                 OTHER ADJUSTMENTS.

In the event that, as a result of an adjustment made pursuant to this Article X, the Holder of any Security thereafter surrendered for conversion shall become entitled to receive any Share Capital other than Common Shares, thereafter the Conversion Rate of such other shares so receivable upon conversion of any Security shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Share contained in this Article X.

10.08                 ADJUSTMENTS FOR TAX PURPOSES.

Except as prohibited by law or by the rules of the NYSE MKT or the TSX, the Company may make such increases in the Conversion Rate, in addition to those required by Section 10.05 hereof, as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company or to its shareholders will not be taxable to the recipients thereof.

10.09                 NOTICE OF ADJUSTMENT.

Whenever the Conversion Rate is adjusted, the Company shall promptly provide to Holders notice of the adjustment and file with the Trustee an Officer’s Certificate briefly stating the facts requiring the adjustment and the manner of computing it. The Officer’s Certificate and notice to the Holders shall be conclusive evidence of the correctness of such adjustment.

10.10                 NOTICE OF CERTAIN TRANSACTIONS.

In the event that:

(1)                                 the Company takes any action, or becomes aware of any event, that would require an adjustment in the Conversion Rate;

(2)                                 the Company takes any action that would require a supplemental indenture pursuant to Section 10.11; or

(3)                                 there is a dissolution or liquidation of the Company;

the Company shall provide Holders and the Trustee with a notice stating the proposed record, effective or expiration date, as the case may be, of any transaction referred to in clause (1), (2) or (3) of this Section 10.10. The Company shall provide such notice at least twenty (20) days before such date; however, failure to provide such notice or any defect therein shall not affect the validity of any transaction referred to in clause (1), (2) or (3) of this Section 10.10.

10.11                 EFFECT OF RECLASSIFICATIONS, CONSOLIDATIONS, MERGERS, BINDING SHARE EXCHANGES OR SALES ON CONVERSION PRIVILEGE.

If any of the following shall occur, namely: (i) any reclassification or change in the Common Shares issuable upon conversion of Securities (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of Common Shares), (ii) any consolidation, amalgamation, statutory arrangement, merger or binding share exchange involving a third party in which the Company is not the surviving party or (iii) any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets, in each case pursuant to which the Common Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then the Company or such successor or purchasing Person or Persons, as the case may be, shall, as a condition precedent to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, assignment, transfer, lease, conveyance or disposition, execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee providing that, at and after the effective time of such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, assignment, transfer, lease, conveyance or disposition, the Holder of each Security then outstanding shall have the right to convert such Security into the kind and amount of cash, securities or other property (collectively, “Reference Property”), together with any applicable Conversion Make-Whole Payment, receivable upon such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, assignment, transfer, lease, conveyance or disposition by a holder of a number of Common Shares equal to a fraction whose denominator is one thousand (1,000) and whose numerator is the product of the principal amount of such Security and the Conversion Rate in effect immediately prior to such reclassification, change, consolidation, merger, binding share exchange, sale, transfer, lease, conveyance or disposition (assuming, if holders of Common Shares shall have the opportunity to elect the form of consideration to be received pursuant to such reclassification, change, consolidation, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, that the Collective Election shall have been made with respect to such election). However, at and after the effective time of such transaction, (i) the Company will continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of the Securities, as set forth under Section 10.02 and (ii)(x) any amount payable in cash upon conversion of the Securities as set forth under Section 10.02 will continue to be payable in cash, (y) any Common Shares that the Company would have been required to deliver upon conversion of the Securities as set forth under Section 10.02 will instead be deliverable in the amount and type of Reference Property that a holder of that number of Common Shares would have received in such transaction and (z) the Daily VWAP of the Common Shares will be calculated based on the value of a unit of Reference Property that a holder of one of the Common Shares would have received in such transaction.

In the event that the Company is the surviving party in a consolidation, amalgamation, statutory arrangement, merger or binding share exchange involving a third party, such supplemental indenture shall provide that the Reference Property to be provided for upon conversion, if other than the Common Shares, would be payable by another party to the transaction; provided that the Company shall not enter into such transaction if as a result thereof Holders would be subject to a greater risk of not receiving in full the Reference Property upon conversion. If holders of Common Shares shall have the opportunity to elect the form of consideration to be received pursuant to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, assignment, transfer, lease, conveyance or disposition, then the Reference Property will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such election (the “Collective Election”). The Company will notify the Holders of Securities, the Trustee and the Conversion Agent (if not the Trustee) of the Collective Election as soon as practical after such determination is made.

Notwithstanding the foregoing, if Holders would otherwise be entitled to receive, upon conversion of the Securities, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2015 (such consideration, “Ineligible Consideration”), such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver to such Holders either such Ineligible Consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2007 with a market value (as conclusively determined by the Board of Directors) equal to the market value of such Ineligible Consideration.

The Company shall give notice to the Holders at least thirty (30) calendar days prior to the effective date of any transaction set forth in this Section 10.11 in writing and by release to a business newswire stating the consideration into which the Securities will be convertible after the effective date of such transaction. After such notice, the Company or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Security except in accordance with any other provision of this Indenture.

The supplemental indenture referred to in the first sentence of this Section 10.11 shall provide for adjustments of the Conversion Rate that shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate provided for in this Article X. The foregoing, however, shall not in any way affect the right a Holder of a Security may otherwise have, pursuant to Section 10.13, to receive rights or warrants upon conversion of a Security. If, in the case of any such consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, assignment, transfer, lease, conveyance or disposition, the stock or other securities and property (including cash) receivable thereupon by a holder of Common Shares includes shares of stock or other securities and property of a Person other than the successor or purchasing Person, as the case may be, in such consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, assignment, transfer, lease, conveyance or disposition, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors in good faith shall reasonably determine necessary by reason of the foregoing (which determination shall be described in a Board Resolution). The provisions of this Section 10.11 shall similarly apply to successive consolidations, amalgamations, statutory arrangements, mergers, binding share exchanges, sales, assignments, transfers, leases, conveyances or dispositions.

In the event the Company shall execute a supplemental indenture pursuant to this Section 10.11, the Company shall promptly file with the Trustee an Officer’s Certificate briefly stating the reasons therefor, the kind or amount of shares of stock or securities or property (including cash) receivable by Holders of the Securities upon the conversion of their Securities after any such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, assignment, transfer, lease, conveyance or disposition and any adjustment to be made with respect thereto.

The Company shall not become a party to any such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, assignment, transfer, lease, conveyance or disposition unless the terms thereof are consistent with this Section 10.11.

10.12                 TRUSTEE’S DISCLAIMER.

Neither the Trustee nor the Conversion Agent has any duty to determine the Conversion Rate, when an adjustment under this Article X should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of the correctness of any such adjustment, and shall be protected in relying upon, the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 10.09 hereof. Neither the Trustee nor the Conversion Agent makes any representation as to the validity or value of any securities or assets issued upon conversion of Securities, and neither the Trustee nor the Conversion Agent shall be responsible for the failure by the Company to comply with any provisions of this Article X.

The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 10.11, but may accept as conclusive evidence of the correctness thereof, and shall be protected in relying upon, the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 10.11 hereof.

10.13                 RIGHTS DISTRIBUTIONS PURSUANT TO SHAREHOLDERS’ RIGHTS PLANS.

Upon conversion of any Security or a portion thereof, the Company shall make provision for the Holder thereof, to the extent such Holder is entitled to receive Common Shares upon such conversion, to receive, in addition to, and concurrently with the delivery of, the consideration otherwise payable hereunder upon such conversion, the rights described in any shareholders’ rights plan the Company may have in effect at such time, unless such rights have separated from the Common Shares at the time of such conversion, in which case the Conversion Rate shall be adjusted upon such separation in accordance with Section 10.05(C).

10.14                 INCREASED CONVERSION RATE APPLICABLE TO CERTAIN SECURITIES SURRENDERED IN CONNECTION WITH MAKE-WHOLE FUNDAMENTAL CHANGES.

(A)                               Notwithstanding anything herein to the contrary, the Conversion Rate applicable to each Security that is surrendered for conversion, in accordance with this Article X, at any time during the period (the “Make-Whole Conversion Period”) that begins on, and includes, the Effective Date of a Make-Whole Fundamental Change and ends on, and includes, the date that is thirty-five (35) Business Days after the actual Effective Date of such Make-Whole Fundamental Change (or, if such Make-Whole Fundamental Change also constitutes a Fundamental Change, the second scheduled trading day immediately preceding the Fundamental Change Purchase Date applicable to such Fundamental Change) shall be increased to an amount equal to the Conversion Rate that would, but for this Section 10.14, otherwise apply to such Security pursuant to this Article X, plus an amount equal to the Make-Whole Applicable Increase; provided, however, that such increase to the Conversion Rate shall not apply if such Make-Whole Fundamental Change is announced by the Company but not consummated.

The additional consideration deliverable or payable hereunder on account of any Make-Whole Applicable Increase with respect to a Security surrendered for conversion is herein referred to as the “Make-Whole Consideration.”

(B)                               As used herein, “Make-Whole Applicable Increase” shall mean, with respect to a Make-Whole Fundamental Change, the number of shares set forth in the following table, which corresponds to the effective date of such Make-Whole Fundamental Change (the “Effective Date”) and the Applicable Price of such Make-Whole Fundamental Change:

Number of additional shares
(per $1,000 principal amount of Securities)

	Applicable Price
Effective Date	$0.78	$0.80	$0 .85	$0.90	$1.00	$1.10	$1.25	$1.50	$1.75	$2.00
August 15, 2016	170.9402	170.9402	170.9402	170.9402	170.9402	170.9402	162.2733	135.2278	115.9095	101.4208
August 15, 2017	170.9402	170.9402	160.6692	151.7431	136.5688	124.1534	109.2550	91.0459	78.0393	68.2844
August 15, 2018	170.9402	170.9402	154.7712	130.6667	93.0889	65.9798	55.1711	45.9759	39.4079	34.4819
August 15, 2019	170.9402	170.9402	159.7124	133.1111	92.6889	64.3434	36.3289	12.2222	2.4317	0.0000
August 15, 2020	170.9402	170.9402	151.1242	121.4444	78.0889	49.7980	24.3289	5.8222	0.3746	0.0000
August 15, 2021	170.9402	138.8889	65.3595	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

provided, however, that:

(i)                                     if the actual Applicable Price of such Make-Whole Fundamental Change is between two Applicable Prices listed in the table above in the row immediately under the caption “Applicable Price,” or if the actual Effective Date of such Make-Whole Fundamental Change is between two Effective Dates listed in the table above in the column immediately below the caption “Effective Date,” then the Make-Whole Applicable Increase for such Make-Whole Fundamental Change shall be determined by linear interpolation between the Make-Whole Applicable Increases set forth for such two Applicable Prices, or for such two Effective Dates based on a three hundred and sixty five (365) day year, as applicable;

(ii)                                  if the actual Applicable Price of such Make-Whole Fundamental Change is greater than $2.00 per share (subject to adjustment as provided in Section 10.14(B)(iii)), or if the actual Applicable Price of such Make-Whole Fundamental Change is less than $0.78 per share (subject to adjustment as provided in Section 10.14(B)(iii) ), then the Make-Whole Applicable Increase shall be equal to zero (0);

(iii)                               if an event occurs that requires, pursuant to this Article X (other than solely pursuant to this Section 10.14), an adjustment to the Conversion Rate, then, on the date and at the time such adjustment is so required to be made, (A) each price set forth in the table above in the row immediately below the caption “Applicable Price” shall be deemed to be adjusted so that such price, at and after such time, shall be equal to the product of (1) such price as in effect immediately before such adjustment to such price and (2) a fraction whose numerator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate and whose denominator is the Conversion Rate to be in effect, in accordance with this Article X, immediately after such adjustment to the Conversion Rate; and (B) each Make-Whole Applicable Increase amount set forth in the table above shall be deemed to be adjusted so that such Make-Whole Applicable Increase, at and after such time, shall be equal to the product of (1) such Make-Whole Applicable Increase as in effect immediately before such adjustment to such Make-Whole Applicable Increase and (2) a fraction whose numerator is the Conversion Rate to be in effect, in accordance with this Article X, immediately after such adjustment to the Conversion Rate and whose denominator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate; and

(iv)                              in no event shall the Conversion Rate applicable to any Security be increased pursuant to this Section 10.14 to the extent, but only to the extent, such increase shall cause the Conversion Rate applicable to such Security to exceed 1,282.0513 shares per $1,000 principal amount (the “BCF Make-Whole Cap”); provided, however, that the BCF Make-Whole Cap shall be adjusted in the same manner in which, and for the same events for which, the Conversion Rate is to be adjusted pursuant to this Article X, and

(C)                               As used herein, “Applicable Price” shall have the following meaning with respect to a Make-Whole Fundamental Change: (a) if such Make-Whole Fundamental Change is a transaction or series of related transactions described in clause (2) of the definition of “Fundamental Change” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for the Common Share in such Make-Whole Fundamental Change consists solely of cash, then the “Applicable Price” with respect to such Make-Whole Fundamental Change shall be equal to the cash amount paid per Common Share in such Make-Whole Fundamental Change;  and (b) in all other circumstances, the “Applicable Price” with respect to such Make-Whole Fundamental Change shall be equal to the average of the Closing Sale Prices per Common Share for the five (5) consecutive Trading Days immediately preceding the Effective Date of such Make-Whole Fundamental Change, which average shall be appropriately adjusted by the Board of Directors, in its good faith determination (which determination shall be described in a Board Resolution), to account for any adjustment, pursuant to this Indenture, to the Conversion Rate that shall become effective, or any event requiring, pursuant to this Indenture, an adjustment to the Conversion Rate where the Ex Date of such event occurs, at any time during such five (5) consecutive Trading Days.

(D)                               The Make-Whole Consideration due upon a conversion of a Security by a Holder shall be determined and paid in accordance herewith, including, without limitation, in accordance with Section 10.02 and, to the extent applicable,

Section 10.11. However, if the consideration for Common Shares in any Make-Whole Fundamental Change described in clause (2) of the definition of Fundamental Change is composed entirely of cash, then, for any conversion of Securities following the Effective Date of such Make-Whole Fundamental Change, the conversion obligation will be calculated based solely on the Applicable Price for the transaction and will be deemed to be an amount of cash per $1,000 principal amount of converted Securities equal to the Conversion Rate (including any increase to reflect the additional shares as described in this Section 10.14), multiplied by such Applicable Price. In such event, the conversion obligation will be determined and paid to Holders in cash on the third Trading Day following the Conversion Date.

(E)                                At least thirty (30) calendar days before the anticipated Effective Date of each proposed Make-Whole Fundamental Change, the Company shall provide to each Holder, in accordance with Section 11.01, notice of, and shall publicly announce, through a reputable national newswire service, and publish on the Company’s website, the anticipated Effective Date of such proposed Make-Whole Fundamental Change. Each such notice, announcement and publication shall also state that, in connection with such Make-Whole Fundamental Change, the Company shall increase, in accordance herewith, the Conversion Rate applicable to Securities entitled as provided herein to such increase (along with a description of how such increase shall be calculated and the time periods during which Securities must be surrendered in order to be entitled to such increase). No later than the fifth Business Day after the Effective Date of each Make-Whole Fundamental Change, the Company shall provide to Holders, in accordance with Section 11.01, written notice of, and shall publicly announce, through a reputable national newswire service, and publish on the Company’s website, such Effective Date and the Make-Whole Applicable Increase applicable to such Make-Whole Fundamental Change.

(F)                                 For avoidance of doubt, the provisions of this Section 10.14 shall not affect or diminish the Company’s obligations, if any, pursuant to Article III with respect to a Make-Whole Fundamental Change.

(G)                               Nothing in this Section 10.14 shall prevent an adjustment to the Conversion Rate pursuant to Section 10.05 in respect of a Make-Whole Fundamental Change.

10.15                 CONVERSION MAKE-WHOLE PAYMENT

Before August 1, 2019, the Company will, in addition to the other consideration payable or deliverable in connection with any conversion of Securities, make a conversion make-whole payment to any converting Holder equal to the present value of the remaining scheduled interest payments that would have been made on the Securities to be converted had such Securities remained outstanding from the Conversion Date through August 1, 2019 (a “Conversion Make-Whole Payment”). The present value of the remaining scheduled interest payments will be computed using a discount rate equal to the 2.0%.

If the Company pays a Conversion Make-Whole Payment in whole or in part in Common Shares, then the number of Common Shares a converting Holder will receive will be that number of shares equal to the quotient of (i) the amount of the Conversion Make-Whole Payment to be paid to such Holder in Common Shares, divided by (ii) the product of (a) the simple average of the Daily VWAP of Common Shares for the ten (10) consecutive Trading Days immediately preceding the Conversion Date multiplied by (b) 95.0%.

Notwithstanding the foregoing, (i) the number of Common Shares that the Company is required to issue pursuant to the Conversion Make-Whole Payment shall be capped such that the sum of the number of Common Shares issued per $1,000 principal amount of Securities (x) upon conversion plus (y) pursuant to a Conversion Make-Whole Payment shall not exceed the quotient of $1,000 divided by $0.78 and (ii) if the value of the Common Shares (calculated as described in the preceding paragraph) that may be issued to pay such Conversion Make-Whole Payment pursuant to the preceding clause (i) is less than the value of such Conversion Make-Whole Payment, then the amount of cash that the Company shall be required to pay pursuant to such Conversion Make-Whole Payment shall be capped at an amount per $1,000 principal amount of Securities equal to: (a) prior to February 1, 2017, three times the semi-annual interest payment on such Securities, (b) after February 1, 2017 and prior to August 1, 2017, two times the semi-annual interest payment on such Securities, (c) after August 1, 2017 and prior to February 1, 2018, one semi-annual interest payment on such Securities and (d) after February 1, 2018, zero.  For the avoidance of doubt, clause (i) in the preceding sentence shall not limit the number of Common Shares the Company may issue hereunder, and in no circumstances does a Holder have a right to receive cash upon a conversion.

The Company will satisfy its obligation to pay any Conversion Make-Whole Payment in cash, Common Shares, or a combination of cash and Common Shares, at the Company’s election. The Company will inform converting Holders through the Conversion Agent of the number of Common Shares and amount of cash payable in connection with a Conversion Make-Whole Payment, if any, no later than the close of business on the Trading Day immediately following the related Conversion Date.  The Company will not issue fractional shares in connection with a Conversion Make-Whole Payment and instead will pay cash in lieu of fractional Common Shares calculated in accordance with Section 10.02(B)(vi).

Notwithstanding anything to the contrary herein, if in connection with any conversion the Conversion Rate is adjusted as described under Section 10.14 then such Holder will not receive the Conversion Make-Whole Payment with respect to such Security.

ARTICLE XI

MISCELLANEOUS

11.01                 NOTICES.

Any notice or communication by the Company, the Trustee or the Securities Agent to one another shall be deemed to be duly given if made in writing and delivered:

(A)                               by hand (in which case such notice shall be effective upon delivery);

(B)                               by facsimile (in which case such notice shall be effective upon receipt of confirmation of good transmission thereof); or

(C)                               by overnight delivery by a nationally recognized courier service (in which case such notice shall be effective on the Business Day immediately after being deposited with such courier service), in each case to the other party’s address or facsimile number, as applicable, set forth in this Section 11.01. Each of the Company and the Trustee, by notice to the other, may designate additional or different addresses or facsimile numbers for subsequent notices or communications.

The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail (including e-mail attachments), facsimile transmission or other similar unsecured electronic methods and the Trustee shall have no obligation to verify or confirm that the person transmitting such directions or instructions is, in fact, authorized to transmit such instructions or directions, provided, however, that the Trustee shall have received an incumbency certificate listing persons designated to execute instructions or directions and containing specimen signatures of such designated persons, which incumbency certificate shall be amended and replaced whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee acts upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding that such instructions conflict or are inconsistent with a subsequent written instruction or the sender was not authorized to transmit such directions or instructions. The Company agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Any notice or communication to (i) a Holder of Physical Securities shall be mailed to its address shown on the register kept by the Registrar and (ii) a Holder of a Global Security shall be given to the Depository in accordance with its applicable procedures. Failure to mail or give a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If a notice or communication is given in the manner provided above, it is duly given, whether or not the addressee receives it.

If the Company gives a notice or communication to Holders, it shall give a copy to the Trustee at the same time. If the Trustee is required, pursuant to the express terms of this Indenture or the Securities, to give a notice or communication to Holders, the Trustee shall also give a copy of such notice or communication to the Company.

All notices or communications shall be in writing.

The Company’s address is:

Golden Star Resources Ltd.

150 King Street West, Suite1200

Toronto, ON M5H 1J9

Attn: Chief Financial Officer

Facsimile: (416) 583-3811

Phone: (416) 583-3800

The Trustee’s address is:

The Bank of New York Mellon

101 Barclay Street

Floor 7-East

New York, New York 10286

Attention: Global Corporate Trust

Facsimile: (212) 815-5366

11.02                 COMMUNICATION BY HOLDERS WITH OTHER HOLDERS.

Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, any Securities Agent, the Registrar and anyone else shall have the protection of TIA § 312(c).

11.03                 CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(i)                                     an Officer’s Certificate stating that, in the opinion of the signatory to such Officer’s Certificate, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(ii)                                  an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Each signatory to an Officer’s Certificate or an Opinion of Counsel may (if so stated) rely, effectively, upon an Opinion of Counsel as to legal matters and an Officer’s Certificate or certificates of public officials as to factual matters, as the case may be, if such signatory reasonably and in good faith believes in the accuracy of the document relied upon.

11.04                 STATEMENTS REQUIRED IN CERTIFICATE OR OPINION.

Each Officer’s Certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i)                                     a statement that the person making such certificate or opinion has read such covenant or condition;

(ii)                                  a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)                               a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)                              a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

11.05                 RULES BY TRUSTEE AND AGENTS.

The Trustee may make reasonable rules for action by or at a meeting of Holders. Any Securities Agent may make reasonable rules and set reasonable requirements for its functions.

11.06                 LEGAL HOLIDAYS.

If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on that payment for the intervening period.

11.07                 DUPLICATE ORIGINALS.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart by facsimile or other electronic methods (including, a portable data format (PDF) email attachment) shall be effective as delivery of a manually executed counterpart thereof.

11.08                 GOVERNING LAW.

The laws of the State of New York, without regard to the conflicts of laws provisions thereof other than Section 5-1401 of the General Obligations Law of the State of New York, shall govern this Indenture and the Securities.

11.09                 SUBMISSION TO JURISDICTION.

The parties hereby submit to the non-exclusive jurisdiction of any U.S. Federal or New York State court sitting in the Borough of Manhattan in the City of New York solely for the purpose of any legal action or proceeding brought to enforce their obligations hereunder or with respect to any Security.

As long as any of the Securities remain outstanding or the parties hereto have any obligation under this Indenture, the Company shall have an authorized agent upon whom process may be served in any such legal action or proceeding. Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such legal action or proceeding and, if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder. The Company hereby appoints C T Corporation System at 111 Eighth Avenue, New York, New York 10011, as its agent for purposes of actions brought under this Indenture or the Securities, and covenants and agrees that service of process in any legal action or proceeding may be made upon it at such office of such agent.

The Company irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Supreme Court of the State of New York, County of New York or the U.S. District Court for the Southern District of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

The Company irrevocably agrees that, should any such action or proceeding be brought against it arising out of or in connection with this Indenture, no immunity (to the extent that it may now or hereafter exist, whether on the ground of sovereignty or otherwise) from such action or proceeding, from attachment (whether in aid of execution, before judgment or otherwise) of its property, assets or revenues, or from execution or judgment wherever brought or made, shall be claimed by it or on its behalf or with respect to its property, assets or revenues, any such immunity being hereby irrevocably waived by the Company to the fullest extent permitted by law.

11.10                 JUDGMENT CURRENCY.

In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars, the Company will indemnify the Trustee against any loss incurred by the Trustee or any Securities Agent as a result of any variation as between (a) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order and (b) the rate of exchange at which the Trustee or any Securities Agent is able to purchase U.S. dollars with the amount of the judgment currency actually received by the Trustee or any Securities Agent. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into U.S. dollars.

11.11                 NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

11.12                 SUCCESSORS.

All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

11.13                 SEPARABILITY.

In case any provision in this Indenture or the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Holder shall have no claim therefor against any party hereto.

11.14                 TABLE OF CONTENTS, HEADINGS, ETC.

The Table of Contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions of this Indenture.

11.15                 CALCULATIONS IN RESPECT OF THE SECURITIES.

Notwithstanding any other provisions herein, the Company and its agents shall make all calculations under this Indenture and the Securities in good faith. In the absence of manifest error, such calculations shall be final and binding on the Trustee, the Conversion Agent and all Holders. The Company shall provide a copy of such calculations to the Trustee as required hereunder, and, absent such manifest error, the Trustee shall be entitled to rely on the accuracy of any such calculation without independent verification. Neither the Trustee nor the Conversion Agent shall be responsible for making or confirming any calculations required by this Indenture.

Whenever any provision of this Indenture requires the Company to calculate the Daily VWAPs, the daily conversion values or the daily settlement amounts over a span of multiple days (including an observation period and the Applicable Price for purposes of a Make-Whole Fundamental Change), the Board of Directors or a committee thereof will make appropriate adjustments to each to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date, Effective Date or expiration date of the event occurs, at any time during the period when the Daily VWAPs, the daily conversion values or the daily settlement amounts are to be calculated.

11.16                 NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS.

None of the Company’s past, present or future directors, officers, employees or shareholders, as such, shall have any liability for any of the Company’s obligations under this Indenture or the Securities or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a Security, each Holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the Securities.

11.17                 WAIVER OF JURY TRIAL.

EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.18                 WITHHOLDING.

Subject in all respects to Section 4.09 hereof, the Company, the Trustee and the Securities Agents, as applicable, shall have the right to deduct and withhold from any payment or distribution made with respect to this Indenture and any Security (or the issuance of Common Shares upon conversion of the Security) such amounts as are required to be deducted or withheld with respect to the making of such payment or distribution (or issuance) under any Applicable Tax Law without liability therefor.  To the extent that any amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes under this Security as having been paid to the Holder.  In the event the Company, the Trustee, or any Securities Agent previously remitted any amounts to a governmental entity on account of taxes required to be deducted or withheld in respect of any payment or distribution (or deemed distribution) under this Indenture or with respect to any Security, the Company, the Trustee, or such Securities Agent, as applicable, shall be entitled to offset any such amounts against any amounts otherwise payable in respect of this Indenture or any Security (or the issuance of Common Shares upon conversion). Nothing in this Section 11.18 obviates or limits in any way the Company’s obligations under Section 4.09.  Furthermore, insofar as there is any inconsistency between this provision and Section 4.09, Section 4.09 shall govern.

11.19                 PATRIOT ACT.

The parties hereto acknowledge that in accordance with Section 326 of the USA Patriot Act the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with The Bank of New York Mellon. The parties to this Indenture agree that they will provide the Trustee with such information as it may reasonably request in order for the Trustee to satisfy the requirements of the USA Patriot Act.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first above written.

GOLDEN STAR RESOURCES LTD.

By:	/s/ André van Niekerk
	Name:	André van Niekerk
	Title:	Executive Vice President and
Chief Financial Officer

THE BANK OF NEW YORK MELLON,
as Trustee

By:	/s/ Catherine F. Donohue
	Name:	Catherine F. Donohue
	Title:	Vice President

EXHIBIT A

[Face of Security]

GOLDEN STAR RESOURCES LTD.

Certificate No.

[INSERT PRIVATE PLACEMENT LEGEND, CANADIAN LEGEND AND
GLOBAL SECURITY LEGEND AS REQUIRED]

7.0% Convertible Senior Note due 2021

CUSIP No.

Golden Star Resources Ltd., a Canadian corporation (the “Company”), for value received, hereby promises to pay to [           ], or its registered assigns, [the principal sum of                      dollars ($          )] [such amount as indicated on the Schedule of Increases and Decreases in the Global Security attached hereto] on August 15, 2021 and to pay interest thereon, as provided on the reverse hereof, until the principal and any unpaid and accrued interest are paid or duly provided for.

Interest Rate: 7.0% per annum.

Interest Payment Dates: February 1 and August 1, with the first payment to be made on February 1, 2017.

Regular Record Dates: January 15 and July 15.

The provisions on the back of this certificate are incorporated as if set forth on the face hereof.

IN WITNESS WHEREOF, Golden Star Resources Ltd. has caused this instrument to be duly signed.

GOLDEN STAR RESOURCES LTD.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Signatory

Dated:

[REVERSE OF SECURITY]

GOLDEN STAR RESOURCES LTD.

7.0% Convertible Senior Note due 2021

1.                                      Interest. Golden Star Resources Ltd., a Canadian company (the “Company”), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company will pay interest, payable semi-annually in arrears, on February 1 and August 1 of each year, with the first payment to be made on February 1, 2017. Interest on the Securities will accrue on the principal amount from, and including, the most recent date to which interest has been paid or provided for or, if no interest has been paid, from, and including, August 3, 2016, in each case to, but excluding, the next interest payment date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For purposes only of providing the disclosure required by the Interest Act (Canada), the yearly rate of interest for purposes of that Act that is equivalent to the rate payable under the Securities is the rate payable under the Securities multiplied by the actual number of days in the year divided by 360. The term “interest” includes (i) any Additional Interest payable pursuant to Section 4.03(D) and Section 6.01 of the Indenture, and (ii) any Additional Amounts payable pursuant to Section 4.09 of the Indenture.

2.                                      Maturity. The Securities will mature on August 15, 2021.

3.                                      Method of Payment. Except as provided in the Indenture (as defined below), the Company will pay interest on the Securities to the persons who are Holders of record of Securities at the close of business on the record date (whether or not a Business Day) set forth on the face of this Security next preceding the applicable interest payment date. Holders must surrender Securities to a Paying Agent to collect the principal amount, Redemption Price or Fundamental Change Purchase Price of the Securities, plus, if applicable, accrued and unpaid interest, if any, payable as herein provided upon Redemption or purchase pursuant to a Fundamental Change Purchase Offer, as the case may be. The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (A) in the case this Security is in global form, by wire transfer of immediately available funds to the account designated by the Depository for the Securities or its nominee; (B) in the case of a Security that is held, other than in global form, by a Holder of more than five million dollars ($5,000,000) in aggregate principal amount of Securities, by wire transfer of immediately available funds to the account specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (C) in the case of a Security that is held, other than in global form, by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Securities, by mailing a check to the address of such Holder set forth in the register of the Registrar; provided, that any such payment will be made by wire transfer of immediately available funds to the extent required by applicable law.

4.                                      Paying Agent, Registrar, Conversion Agent. Initially, The Bank of New York Mellon (the “Trustee”) will act as Paying Agent, Registrar, and Conversion Agent. The Company may change any Paying Agent, Registrar or Conversion Agent without notice.

5.                                      Indenture. The Company issued the Securities under an Indenture dated as of August 3, 2016 (the “Indenture”) between the Company and the Trustee. The terms of the Securities include those stated in the Indenture.  To the extent any provision of this Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Securities are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. The Securities are general unsecured senior obligations of the Company. Terms used herein without definition and which are defined in the Indenture have the meanings assigned to them in the Indenture.

6.                                      Optional Redemption; Tax Redemption.

On or after August 15, 2019, the Company shall have the right to redeem all or part of the Securities at a Redemption Price, but only if the Daily VWAP of the Common Shares for 20 or more Trading Days in a period of 30 consecutive Trading Days ending on the Trading Day prior to the date the Company provides the notice of redemption to Holders exceeds 130% of the Conversion Price in effect on each such Trading Day. The “Redemption Price” will equal the sum of (1) 100% of the principal amount of the Securities to be redeemed, (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date, and (3) a “Redemption Make-Whole Payment,” payable in cash, Common Shares, or a combination of cash and Common Shares, at the Company’s election, equal to the present value of the remaining scheduled payments of interest that would have been made on the Securities to be redeemed had such Securities remained outstanding from the Redemption Date to August 15, 2021 (excluding interest accrued to, but excluding, the Redemption Date, which is otherwise paid pursuant to the preceding clause (2)). The present value of the remaining scheduled interest payments will be computed using a discount rate equal to 2.0%. “Daily VWAP” means, for any Trading Day, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GSS <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of the Common Shares on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

If the Company pays a Redemption Make-Whole Payment in whole or in part in the Common Shares, then the number of Common Shares a holder will receive will be that number of shares equal to the quotient of (i) the amount of the Redemption Make-Whole Payment to be paid to such Holder in Common Shares, divided by (ii) the product of (a) the simple average of the Daily VWAP of the Common Shares for the ten (10) consecutive trading days immediately preceding the Redemption Date multiplied by (b) 95.0%. The Company will inform Holders through the Trustee on the relevant Redemption Date of the number of Common Shares and amount of cash, if any, payable in connection with a Redemption Make-Whole

Payment.  The Company will not issue fractional shares in connection with a Redemption Make-Whole Payment and instead will pay cash in lieu of fractional Common Shares.

The Company shall have the right, at the Company’s option, to redeem the Securities, in whole but not in part, at the “Redemption Price” payable in cash equal to the sum of (1) 100% of the principal amount of the Securities to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from July 26, 2016 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from July 26, 2016 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an Opinion of Counsel from Canadian legal counsel specializing in taxation and an Officer’s Certificate attesting to such change and obligation to pay Additional Amounts. Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to Section 3.08 of the Indenture can elect to (i) convert its Securities pursuant to Article X of the Indenture or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Securities after such Redemption Date. All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld. Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article X of the Indenture but wishes to elect to not have its Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Trustee), or to a Trustee designated by the Company for such purpose in the notice of redemption, a Notice of Election upon Tax Redemption form (the “Notice of Election”) on the back of this Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Trustee no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

7.                                      Notice of Redemption. The Company shall give a notice of Redemption at least thirty (30) days but not more than sixty (60) calendar days before the Redemption Date (which must be a Business Day) to the Trustee, the Paying Agent and each Holder of the Securities. The Securities in denominations larger than $1,000 principal amount may be redeemed in part but only in integral multiples of $1,000 principal amount.

8.                                      Offer to Purchase Upon a Fundamental Change. Subject to the terms and conditions of the Indenture, in the event of a Fundamental Change, the Company shall offer to purchase for cash all outstanding Securities (or portions thereof that are integral multiples of $1,000 in principal amount) on a date selected by the Company (the “Fundamental Change Purchase Date”), which date is no later than thirty five (35) calendar days, nor earlier than twenty (20) calendar days, after the date the Fundamental Change Notice is provided in accordance with the Indenture, at a price payable in cash equal to one hundred percent (100%) of the principal amount of such Security, plus accrued and unpaid interest to, but excluding, the

Fundamental Change Purchase Date; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Securities at the close of business on such record date, and the Holder surrendering such Securities for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date.

9.                                      Conversion.  Subject to the provisions of Article III and Article X of the Indenture, the Securities shall be convertible, in integral multiples of $1,000 principal amount, into cash, Common Shares, or a combination of cash and Common Shares, at the Company’s election, at any time until the close of business on the third Business Day immediately preceding August 15, 2021. A Holder may convert a portion of a Security if the portion is $1,000 principal amount or an integral multiple of $1,000 principal amount.

To convert a Security, a Holder must on any date (a “Conversion Date”):  (1) transmit by facsimile or email (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto (the “Conversion Notice”), to the Company, (2) if the Security is a Physical Security, surrendering this Security to a reputable common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Security in the case of its loss, theft or destruction), (3) furnish appropriate endorsements and transfer documents if required by the Company, (4) pay the amount of interest, if any, the Holder must pay in accordance with the Indenture and (5) pay any tax or duty if required pursuant to the Indenture. On or before the close of business on the Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile or email a notice addressed to the Holder and the Company’s transfer agent (the “Transfer Agent”) with a copy to the Conversion Agent confirming receipt of such Conversion Notice.  If this Security is physically surrendered for conversion and the outstanding principal balance of this Security is greater than the amount being converted, then the Company shall, as soon as practicable after, and no later than three (3) Trading Days following, receipt of this Security, in each case at its own expense, issue, and the Trustee shall authenticate and deliver to the Holder, a new Physical Security representing the outstanding principal balance of the Security not converted.  For the avoidance of doubt, any accrued and unpaid interest on the outstanding principal balance of the Security not converted shall remain outstanding and payable at the next Interest Payment Date.  The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Security shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.

The right of conversion attaching to any Security may be exercised (i) if such Security is represented by a Global Security, by book-entry transfer to the Conversion Agent through the facilities of the Depository in accordance with the Depository’s applicable procedures, or (ii) if the Security is represented by a Physical Security, by physical delivery of the Physical Security to the Company in accordance with the terms of this Security and the Indenture.  Upon such exercise the Company shall, subject to the terms of the Indenture and this Security, (1) provided that the Transfer Agent is participating in The Depository Trust Company

(“DTC”) Fast Automated Securities Transfer Program, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled, in each case by no later than the date specified in Section 9(B)(v) of this Security (whether through book-entry transfer or physical delivery).

(A)                               If a Security is tendered for conversion in accordance with Article X of the Indenture, then upon conversion, the Company will (i) pay or deliver, as the case may be, either cash (“cash settlement”), Common Shares (“physical settlement”) or a combination of cash and Common Shares (“combination settlement”), at its election and as described below (each such settlement method, a “settlement method”) and (ii) pay or deliver any Conversion Make-Whole Payment payable as described in Article X of the Indenture. Except for any conversion for which the relevant Conversion Date is on or after the 13th Trading Day prior to August 15, 2021, the Company will use the same settlement method for all conversions with the same Conversion Date, but the Company will not have any obligation to use the same settlement method with respect to conversions with different Conversion Dates. If the Company elects a settlement method, the Company will inform Holders so converting through the Conversion Agent of the settlement method it has selected no later than the close of business on the trading day immediately following the related Conversion Date (or in the case of any conversions for which the relevant Conversion Date occurs on or after August 15, 2021, no later than August 15, 2021). If the Company does not timely elect a settlement method, the Company will be deemed to have elected physical settlement in respect of its conversion obligation, as described below. If the Company elects combination settlement, but it does not timely notify converting Holders of the specified dollar amount per $1,000 principal amount of Securities, such specified dollar amount will be deemed to be $1,000. Settlement amounts will be computed as follows:

(i)                                     if the Company elects (or is deemed to have elected) physical settlement, the Company will deliver, through the Conversion Agent, to each converting Holder a number of Common Shares equal to (1) (A) the aggregate principal amount of Securities to be converted, divided by (B) $1,000 multiplied by (2) the Conversion Rate in effect on the relevant Conversion Date (provided that the Company shall deliver cash in lieu of fractional shares as described in clause (ii) below;

(ii)                                  if the Company elects cash settlement, it will pay to the converting Holder in respect of each $1,000 principal amount of Securities being converted cash in an amount equal to the sum of the daily conversion values for each of the ten (10) consecutive Trading Days during the related observation period; and

(iii)                               if the Company elects combination settlement, it will pay or deliver, as the case may be, to the converting Holder in respect of each $1,000 principal amount of Securities being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the ten (10) consecutive Trading Days during the related observation period.

(B)

(i)                                     The “daily settlement amount,” for each of the ten (10) consecutive Trading Days during the observation period, shall consist of:

(a)                                 cash equal to the lesser of (i) the maximum cash amount per $1,000 principal amount of Securities to be received upon conversion as specified in the notice specifying the Company’s chosen settlement method (the “specified dollar amount”), if any, divided by ten (10) (such quotient, the “daily measurement value”) and (ii) the daily conversion value; and

(b)                                 if the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the Daily VWAP of Common Shares for such Trading Day.

(ii)                                  The “daily conversion value” means, for each of the ten (10) consecutive Trading Days during the observation period, 10.0% of the product of (a) the Conversion Rate on such Trading Day and (b) the Daily VWAP of the Common Shares for such Trading day.

(iii)                               The “observation period” with respect to any Security surrendered for conversion means:

(a)                                 if the relevant Conversion Date occurs prior to the 13th Trading Day prior to August 15, 2021, the ten (10) consecutive trading day period beginning on, and including, the second Trading Day immediately succeeding such Conversion Date; and

(b)                                 if the relevant Conversion Date occurs on or after to the 13th Trading Day prior to August 15, 2021, the ten (10) consecutive Trading Days beginning on, and including, the 12th scheduled trading day immediately preceding the Maturity Date.

(iv)                              The “scheduled trading day” means a day that is scheduled to be a Trading Day on the NYSE MKT, or if the Common Shares are not then listed on the NYSE MKT, on the principal U.S. national or other securities exchange or market (including any non-U.S. securities exchange or market) on which the Common Shares are listed or admitted for trading. If the Common Shares are not so listed or admitted for trading, “scheduled trading day” means a Business Day.

(v)                                 Except as described elsewhere under Article X of the Indenture the Company will deliver the consideration due in respect of conversion on or before the third Trading Day immediately following the relevant Conversion Date, if the Company elects physical settlement, or on or before the third Trading Day immediately following the last Trading Day of the relevant observation period, in the case of any other settlement method.

(vi)                              The Company will not issue a fractional Common Share upon conversion of a Security. Instead, the Company shall pay cash in lieu of fractional shares based on the Daily VWAP of Common Shares on the relevant Conversion Date or, if such Conversion Date is not a Trading Day, the immediately preceding Trading Day (in the case of physical settlement) or based on the Daily VWAP of Common Shares for the last Trading Day of the relevant observation period (in the case of combination settlement).

The initial Conversion Rate is 1,111.1111 shares per $1,000 principal amount of Securities subject to adjustment in the event of certain circumstances as specified in the Indenture. On conversion, the Holder of a Security will be entitled to receive, together with any other consideration payable upon conversion, accrued and unpaid interest on such converted Security through, but excluding, the Conversion Date. However, if any Holder surrenders a Security for conversion after the close of business on the record date for the payment of an installment of interest and prior to the related interest payment date, then, notwithstanding such conversion, such Holder will not receive any payment for interest on such Conversion Date and instead the interest payable with respect to such Security on such interest payment date shall be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date; provided, however, that such Security, when surrendered for conversion, must be accompanied by payment to the Conversion Agent on behalf of the Company of an amount equal to the interest payable on such converted Security from and including such Conversion Date to but excluding such interest payment date unless either (i) a Conversion Make-Whole Payment is payable upon such conversion; or (ii) such Security is surrendered for conversion after the close of business on the record date immediately preceding the Maturity Date; provided further, however, that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to Section 2.14 of the Indenture or otherwise (it being understood that nothing in paragraph shall affect the Company’s obligations under Section 2.14 of the Indenture).

The Conversion Rate applicable to each Security that is surrendered for conversion, in accordance with the Securities and Article X of the Indenture, at any time during the Make-Whole Conversion Period with respect to a Make-Whole Fundamental Change shall be increased to an amount equal to the Conversion Rate that would, but for Section 10.14 of the Indenture, otherwise apply to such Security pursuant to Article X of the Indenture, plus an amount equal to the Make-Whole Applicable Increase; provided, however, that such increase to the Conversion Rate shall not apply if such Make-Whole Fundamental Change is announced by the Company but shall not be consummated.

Each Security that is scheduled for conversion in accordance with this Section and Article X of the Indenture prior to August 1, 2019, will be entitled to the Conversion Make-Whole Payment, subject to the provisions of Section 10.15 of the Indenture.

10.                               Denominations, Transfer, Exchange. The Securities are in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or similar governmental charge that may be imposed in connection with certain transfers or exchanges. The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security for which a Purchase Notice has been delivered, and not withdrawn, in accordance with the Indenture, except the unpurchased portion of Securities being purchased in part. The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security (i) during a period beginning at the opening of business twenty (20) days before the giving of a notice of redemption of the Securities selected for Redemption under Section 3.04 of the Indenture and ending at the close of business on the day of such notice or (ii) for a period of twenty (20) days before selecting, pursuant to Section 3.03 of the Indenture, the Securities to be redeemed or (iii) that has been selected for Redemption or for which a Purchase Notice has been delivered, and not withdrawn, in accordance with the Indenture, except the unredeemed or unpurchased portion of the Securities being redeemed or purchased in part.

11.                               Persons Deemed Owners. The registered Holder of a Security may be treated as the owner of such Security for all purposes.

12.                               Merger or Consolidation. The Company shall not consolidate with, or merge with or into, exchange all of its common equity or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company’s property or assets to, another person or persons (including pursuant to a statutory arrangement), whether in a single transaction or series of related transactions, unless (i) the resulting, surviving or transferee person (if not the Company) (the “Successor”) is an entity organized and existing under the laws of the United States, any State thereof or the District of Columbia or the laws of Canada or any province or territory of Canada; (ii) if such person is organized and existing under the laws of Canada or any province or territory of Canada, the transaction will not result in the successor company being required to make any deduction or withholding on account of certain Canadian taxes from any payments in respect of the Securities and the Company has obtained an Opinion of Counsel from tax counsel experienced in such matters to that effect (iii) the Successor assumes by supplemental indenture all the obligations of the Company under the Securities and the Indenture; and (iv) immediately after giving effect to the transaction, no Default or Event of Default shall exist; provided, however, that the Successor may be a non-U.S. and non-Canadian entity, provided (A) clauses (iii) and (iv) above are satisfied; (B) such entity has common shares or American Depositary Receipts representing such entity’s common shares (or securities equivalent thereto) listed on a U.S. national securities exchange or the TSX (or a successor thereto); (C) as a result of such consolidation or merger, the Securities become convertible solely into such common shares (or securities equivalent thereto) or American Depositary Receipts

(excluding cash payments for fractional shares); (D) such common shares (or securities equivalent thereto) or American Depositary Receipts of such entity have an average daily trading volume of at least five million dollars ($5,000,000) during the six (6) months immediately preceding the announcement of such consolidation or merger; (E) such entity has consented to service of process in the United States; (F) immediately prior to the announcement of such consolidation or merger, the Company’s market capitalization combined with such entity’s market capitalization was at least one billion dollars ($1,000,000,000) in the aggregate; (G) there will be no material adverse tax consequences to record holders or beneficial owners of the Securities, or of the underlying common shares or American Depositary Receipts, resulting from such consolidation or merger, and the Company has obtained and delivered to the Trustee an opinion of tax counsel experienced in such matters to that effect; and (H) such entity agrees in a supplemental indenture that, in the event that any cash dividends on such common shares (or securities equivalent thereto) or American Depositary Receipts paid to U.S. Persons are subject to tax withholding, such entity will also pay, to such U.S. Persons, an amount in cash such that the net cash amount received by such Persons would be equal to the amount of cash such Persons would have received on account of such dividend if no such tax withholding applied.

13.                               Amendments, Supplements and Waivers. Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented with the consent of the Holders of a majority in aggregate principal amount of the outstanding Securities, and certain existing Defaults or Events of Default may be waived with the consent of the Holders of a majority in aggregate principal amount of the Securities then outstanding. In accordance with the terms of the Indenture, the Company, with the consent of the Trustee, may amend or supplement the Indenture or the Securities without notice to or the consent of any Securityholder: (i) to comply with Sections 5.01 and 10.11 of the Indenture; (ii) to make any amendment to the provisions of this Indenture relating to the transfer and legending of Securities provided, however, that (a) compliance with the Indenture as so amended would not result in Securities being transferred in violation of the Securities Act or any other applicable securities law and (b) no such amendment materially and adversely affects the rights of any Holder; (iii) to evidence and provide the acceptance to the appointment of a successor Trustee under the Indenture; (iv) to secure the obligations of the Company or any other obligor under the Indenture in respect of the Securities; (v) to add to the covenants of the Company described in the Indenture for the benefit of Securityholders or to surrender any right or power conferred upon the Company; (vi) to make provisions with respect to adjustments to the Conversion Rate as required by the Indenture or to increase the Conversion Rate in accordance with the Indenture; (vii) to add guarantees or additional obligors with respect to the Securities; (viii) to add any additional Events of Default; (ix) to comply with the requirements of the Canadian securities regulatory authority, the SEC, the NYSE MKT, the TSX or any applicable securities depository or stock exchange or market on which Common Shares may be listed or admitted for trading, provided that no such amendment or supplement materially and adversely affects rights of any Holder; (x) to provide that the Securities are convertible into Reference Property (subject to the provisions described under Section 10.02 of the Indenture) as described under Section 10.11 of the Indenture and make related changes to the terms of the Securities; (xi) to provide for the issuance of Additional Securities in accordance with the limitations set forth in the Indenture; or (xii) to make any change that does not adversely affect the rights of any Holder of the Securities in any material respect. In addition, the Company and the Trustee may enter into a supplemental indenture without the consent of Holders of the Securities to (i) cure any ambiguity, defect, omission or inconsistency in the Indenture in a manner that does not, individually or in the aggregate with all other modifications made or to be made to the Indenture, adversely affect the rights of any Holder; or (ii) conform the Indenture to the description of the Securities contained in the Offering Memorandum of the Company, dated July 26, 2016.

14.                               Defaults and Remedies.  If an Event of Default (excluding an Event of Default specified in Section 6.01(viii) or (ix) of the Indenture) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least twenty five percent (25%) in principal amount of the Securities then outstanding by notice to the Company and the Trustee may declare the Securities to be due and payable. Upon such declaration, the principal of, and any premium and accrued and unpaid interest on, all Securities shall be due and payable immediately. If an Event of Default specified in Section 6.01(viii) or (ix) of the Indenture with respect to the Company, a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company occurs, the principal of, and any premium and accrued and unpaid interest on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal or interest that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee under Section 7.06 of the Indenture have been paid.

Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity reasonably satisfactory to it before it enforces the Indenture or the Securities. The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability unless the Trustee is offered indemnity reasonably satisfactory to it; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

If a Default or Event of Default occurs and is continuing as to which the Trustee has received notice pursuant to the provisions of the Indenture, or as to which a Responsible Officer of the Trustee shall have actual knowledge in accordance with the Indenture, the Trustee shall give to each Holder a notice of the Default or Event of Default within thirty (30) days after it occurs unless such Default or Event of Default has been cured or waived. Except in the case of a Default or Event of Default in payment of any amounts due with respect to any Security, the Trustee may withhold the notice if, and so long as it in good faith determines that, withholding the notice is in the best interests of Holders. The Company must deliver to the Trustee an annual compliance certificate.

15.                               Trustee Dealings with the Company. The Trustee under the Indenture, or any banking institution serving as successor Trustee thereunder, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for, the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.

16.                               No Recourse Against Others. No past, present or future director, officer, employee or shareholder, as such, of the Company shall have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Security, waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

17.                               Authentication. This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent in accordance with the Indenture.

18.                               Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

THE COMPANY WILL FURNISH TO ANY HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE. REQUESTS MAY BE MADE TO:

Golden Star Resources Ltd.
Attention: Corporate Secretary
150 King Street West, Suite 1200
Toronto, Ontario
Canada M5H 1J9

[FORM OF ASSIGNMENT]

I or we assign to

PLEASE INSERT SOCIAL SECURITY OR
OTHER IDENTIFYING NUMBER

(please print or type name and address)

the within Security and all rights thereunder, and hereby irrevocably constitute and appoint

Attorney to transfer the Security on the books of the Company with full power of substitution in the premises

Dated:

NOTICE: The signature on this assignment must correspond with the name as it appears upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever and be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.

Signature Guarantee:

In connection with any transfer of this Security occurring prior to the date of the declaration by the Securities and Exchange Commission of the effectiveness of a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering resales of this Security (which effectiveness shall not have been suspended or terminated at the date of the transfer) the undersigned confirms that it has not utilized any general solicitation or general advertising (as defined in Regulation D under the Securities Act) or made any directed selling efforts (as defined in Regulation S under the Securities Act) in connection with the transfer:

[Check One]

(1) ☐	to the Company or any subsidiary thereof; or

(2) ☐	pursuant to and in compliance with Rule 144A under the Securities Act; or

(3) ☐	outside the United States to a person other than a “U.S. person” in compliance with Rule 904 of Regulation S under the Securities Act; or

(4) ☐	pursuant to the exemption from registration provided by Rule 144 under the Securities Act; or

(5) ☐	pursuant to an effective registration statement under the Securities Act; or

(6) ☐	pursuant to another available exemption from registration under the Securities Act.

and unless the box below is checked, the undersigned confirms that such Security is not being transferred to an “affiliate” of the Company as defined in Rule 144 under the Securities Act (an “Affiliate”):

☐

The transferee is an Affiliate of the Company. (If the Security is transferred to an Affiliate, the Private Placement Legend must remain on the Security for one year following the date of the transfer).

Unless one of the items is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if items (3), (4) or (6) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Securities (other than Exchange Securities), in their sole discretion, such written legal opinions, certifications and other information as required by the Indenture to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

If none of the foregoing items is checked, the Trustee or Registrar shall not be obligated to register this Security in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth in Section 2.18 of the Indenture shall have been satisfied.

Dated:	Signed:

(Sign exactly as name appears on the other side of this Security)

Signature Guarantee:

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A. The undersigned acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A, and that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:	Signed:

NOTICE: To be executed by an executive officer of Purchaser

CONVERSION NOTICE

Reference is made to the 7.0% Convertible Senior Note due 2021 (the “Security”) issued to the undersigned by Golden Star Resources Ltd. (the “Company”).  In accordance with and pursuant to the Security, the undersigned hereby elects to convert the amount of the Security indicated below into Common Shares of the Company.

If you leave this section blank, you will be deemed to have elected to convert the full principal face amount of your Security.  To convert only part of this Security, state the principal amount to be converted (must be in multiples of $1,000):   $

[CUSIP:                               ]

Dated:	Signature(s):

(Sign exactly as name appears on the other side of this Security)

Account Number (if electronic book entry transfer):	Transaction Code Number (if electronic book entry transfer):

Email:	Facsimile number:

PURCHASE NOTICE

Certificate No. of Security:                    [CUSIP:                     ]

If you want to elect to have this Security purchased by the Company pursuant to Section 3.09 of the Indenture, check the box: ☐

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 3.09 of the Indenture, as applicable, state the principal amount to be so purchased by the Company:

$
(in an integral multiple of $1,000)

Dated:	Signature(s):

(Sign exactly as name appears on the other side of this Security)

Signature(s) guaranteed by:
(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.)

NOTICE OF ELECTION UPON TAX REDEMPTION

Certificate No. of Security:                   [CUSIP:                            ]

If you elect not to have this Security redeemed by the Company, check the box: ☐

If you elect to have only part of this Security redeemed by the Company pursuant to Section 3.08 of the Indenture, state the principal amount to be so purchased by the Company:

$
(in an integral multiple of $1,000)

Dated:	Signature(s):

(Sign exactly as name appears on the other side of this Security)

Signature(s) guaranteed by:
(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.)

SCHEDULE A

SCHEDULE OF INCREASES AND DECREASES IN THE GLOBAL SECURITY1

The following increases and decreases of a part of this Global Security for an interest in another Global Security or for Physical Securities, have been made:

Date of Increase or Decrease	Amount of decrease in Principal amount of this Global Security	Amount of Increase in Principal amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature or authorized signatory of Trustee or Custodian

1                   This is included in Global Security only.

EXHIBIT B-1

FORM OF LEGEND FOR GLOBAL SECURITY

Any Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY OR A SUCCESSOR DEPOSITORY. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE.

EXHIBIT B-2

FORM OF PRIVATE PLACEMENT LEGEND

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES (1) THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITY EVIDENCED HEREBY, EXCEPT (A) TO THE ISSUER, GOLDEN STAR RESOURCES LTD., OR A SUBSIDIARY OF THE ISSUER; (B) UNDER A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT; (C) TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A ADOPTED UNDER THE SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, ALL IN COMPLIANCE WITH RULE 144A (IF AVAILABLE); (D) OUTSIDE THE UNITED STATES IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT; OR (E) UNDER ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (2) THAT IT WILL, PRIOR TO ANY TRANSFER OF THIS SECURITY, FURNISH TO THE ISSUER AND THE TRUSTEE OR TRANSFER AGENT FOR THIS SECURITY, AS APPLICABLE, SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS MAY BE REQUIRED TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[TO BE INCLUDED ONLY ON CERTIFICATES OR OWNERSHIP STATEMENTS REPRESENTING COMMON SHARES —

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.]

EXHIBIT B-3

FORM OF CANADIAN LEGEND

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ORIGINAL DISTRIBUTION OF THE SECURITIES OR ADDITIONAL SECURITIES, AS APPLICABLE].

EXHIBIT C

FORM OF NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT

Golden Star Resources Ltd.
150 King Street West, Suite 1200
Toronto, Ontario
Canada M5H 1J9

The Bank of New York Mellon
101 Barclay Street
Floor 7-East
New York, NY 10286
Attention: Global Corporate Trust

[Registrar and Transfer Agent for the Company’s Common Shares]

Re:	Golden Star Resources Ltd. (the “Company”)
7.0% Convertible Senior Notes due 2021 (the “Securities”)

Ladies and Gentlemen:

Please be advised that              has transferred $           aggregate principal amount of the Securities or           Common Shares, of the Company issuable on conversion of the Securities (“Shares”) pursuant to an effective Shelf Registration Statement on Form [F-10/F-3] (File No. 333-        ).

We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933 as amended, have been satisfied with respect to the transfer described above and that the above-named beneficial owner of the Securities or Shares is named as a “Selling Security Holder” in the Prospectus dated          , or in amendments or supplements thereto, and that the aggregate principal amount of the Securities, or number of Shares transferred are [a portion of] the Securities or Shares listed in such Prospectus, as amended or supplemented, opposite such owner’s name.

Very truly yours,

C-1

EXHIBIT D

FORM OF CERTIFICATE TO BE DELIVERED
IN CONNECTION WITH TRANSFERS
PURSUANT TO REGULATION S

The Bank of New York Mellon
101 Barclay Street
Floor 7-East
New York, NY 10286
Attention: Global Corporate Trust

[Registrar and Transfer Agent for the Company’s Common Shares]

Ladies and Gentlemen:

The undersigned seller (i) acknowledges that the sale of [$            in aggregate principal amount of  [7% Convertible Senior Notes due 2021 (CUSIP:                )] [           common shares] (the “Securities”) of Golden Star Resources Ltd. to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and (ii) certifies that: (A) it is not an affiliate (as defined in Rule 405 under the Securities Act) of Golden Star Resources Ltd. (except for any officer or director who is an affiliate solely by virtue of holding such position); (B) the offer of the Securities was not made to a person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (2) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (C) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the Securities; (D) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the Securities Act); (E) the seller does not intend to replace the Securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted Securities; and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act.

You, the Company and counsel for the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

D-1

EXHIBIT E

FORM OF CERTIFICATE TO BE DELIVERED
IN CONNECTION WITH TRANSFERS
TO U.S. PERSONS

The Bank of New York Mellon
101 Barclay Street
Floor 7-East
New York, NY 10286
Attention: Global Corporate Trust

[Registrar and Transfer Agent for the Company’s Common Shares]

Ladies and Gentlemen:

In connection with our proposed sale of [$                         aggregate principal amount of [7% Convertible Senior Notes due 2021 (CUSIP:                          )] [                         common shares] (the “Securities”) of Golden Star Resources Ltd. (the “Company”), we hereby certify that such transfer is being effected pursuant to and in accordance with Rule 144A (“Rule 144A”) under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we hereby further certify that the Securities are being transferred to a person that we reasonably believe is purchasing the Securities for its own account, or for one or more accounts with respect to which such person exercises sole investment discretion, and such person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Securities are being transferred in compliance with any applicable blue sky securities laws of any state of the United States.

You, the Company and counsel for the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

E-1